Exhibit 2.1

agreement and plan of merger

BY AND AMONG

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.,

MEMPHIS MERGER SUB, INC.,

cognate bioservices, inc.

AND

THE SELLERS’ REPRESENTATIVE named HEREIN

DATED AS OF February 17, 2021

TABLE OF CONTENTS

Page

Article 1 MERGER		2
1.1	Rollover and Merger	2
1.2	The Closing and the Effective Time	2
1.3	Effect of the Merger	2
1.4	Organizational Documents of the Surviving Company	2
1.5	Directors and Officers of the Surviving Company	3
1.6	Effect of the Merger on the Company Shares and Merger Sub Common Shares.	3
1.7	Company Options.	3
1.8	Appraisal Shares.	4
1.9	Mechanism of Payment and Delivery of Certificates	4
1.10	No Further Ownership Rights in the Company Shares	5
1.11	Payment of Indebtedness	5
1.12	Aggregate Closing Consideration Adjustment	6
1.13	Deliveries at the Closing	9
1.14	Withholding	9

Article 2 CONDITIONS TO CLOSING		10
2.1	Conditions to the Obligations of Each Party	10
2.2	Conditions to the Obligations of the Company	10
2.3	Conditions to the Obligations of Buyer and Merger Sub	11
2.4	Waiver of Conditions	11

Article 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11
3.1	Organization and Power	11
3.2	Authorization; No Breach	12
3.3	Capitalization of the Company	12
3.4	Subsidiaries	13
3.5	Financial Statements; Undisclosed Liabilities	14
3.6	Absence of Certain Developments	14
3.7	Real Property; Personal Property	16
3.8	Tax Matters	17
3.9	Company Material Contracts	18
3.10	Intellectual Property	20
3.11	Legal Proceedings	21
3.12	Brokerage	21
3.13	Company Employee Benefit Plans	21
3.14	Compliance with Applicable Laws	23
3.15	Certain Business Practices.	23
3.16	Environmental	24
3.17	Employees and Labor Matters	24
3.18	Regulatory Matters	25
3.19	Affiliate Transactions	25
3.20	Insurance	25

i

3.21	Customers and Suppliers	26
3.22	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	26

Article 4 REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		26
4.1	Organization; Ownership of Merger Sub; No Prior Activities	26
4.2	Authorization; No Breach	27
4.3	Legal Proceedings	28
4.4	Investigation	28
4.5	Financing	28
4.6	Brokerage	28
4.7	Investment Intent; Restricted Securities	28
4.8	Solvency	29
4.9	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	29

Article 5 COVENANTS AND AGREEMENTS		29
5.1	Operation of the Business	29
5.2	Access	30
5.3	Termination of Related Party Agreements	31
5.4	Exclusivity	31
5.5	Press Release and Announcements	31
5.6	Confidentiality	31
5.7	Reasonable Best Efforts	32
5.8	Regulatory Approvals	32
5.9	Consents	34
5.10	Director and Officer Liability and Indemnification	34
5.11	Expenses; Transfer Taxes	35
5.12	Post-Closing Record Retention and Access	36
5.13	Tax Matters; Tax Returns	36
5.14	Resignations	38
5.15	Section 280G Matters	38
5.16	Investigation; No Other Representations; Non-Reliance	39
5.17	Employee Matters	40

Article 6 TERMINATION		40
6.1	Termination	40
6.2	Effect of Termination	41

Article 7 MISCELLANEOUS		42
7.1	No Survival of Representations and Warranties and Certain Covenants	42
7.2	Sellers’ Representative	43
7.3	Amendment and Waiver	46
7.4	Notices	46
7.5	Assignment	47
7.6	Severability	47
7.7	No Strict Construction	47
7.8	Captions	48

7.9	Complete Agreement	48
7.10	Interpretation	48
7.11	Disclosure Schedules	48
7.12	Counterparts	49
7.13	Governing Law	49
7.14	CONSENT TO JURISDICTION	49
7.15	WAIVER OF JURY TRIAL	50
7.16	Prevailing Party	50
7.17	Third-Party Beneficiaries and Obligations	50
7.18	Specific Performance	51
7.19	No Partnership Created	51
7.20	Deliveries	51
7.21	Non-Recourse	51
7.22	Recitals	52
7.23	Time of Essence	52

Article 8 DEFINITIONS	52

LIST OF EXHIBITS

Exhibit(s)
Exhibit A Exhibit B	Form of Company Shareholder Approval Form of Certificate of Merger
Exhibit C	Form of Buyer and Merger Sub Closing Certificate
Exhibit D	Form of Company Closing Certificate
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Paying Agent Agreement
Exhibit G	Accounting Principles

Schedules

Schedule I	Disclosure Schedules
Schedule II	Net Working Capital Schedule
Schedule III	Permitted Liens Schedule
Schedule IV	Specified Trademarks
Schedule V	Company Knowledge Persons

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 17, 2021, by and among (i) Charles River Laboratories International, Inc., a Delaware corporation (“Buyer”), (ii) Memphis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), (iii) Cognate BioServices, Inc., a Delaware corporation (the “Company”), and (iv) Mercury Fund 2 Holdco LLC, solely in its capacity as the initial representative of the Company Shareholders (as defined below) (the “Sellers’ Representative”). Each of the above referenced parties is sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

WHEREAS, on the terms and subject to the conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Buyer, Merger Sub and the Company are hereby adopting a plan of merger that provides (i) for the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Surviving Company”) and (ii) that each issued and outstanding Company Share will be converted into the right to receive a portion of the Aggregate Closing Consideration on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s Shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to the Company’s Shareholders (entitled to vote thereon) for their approval by written consent, and (iv) recommended the approval and adoption of this Agreement (including the Merger) by the Company’s Shareholders;

WHEREAS, the Board of Directors of Buyer has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, the Board of Directors of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the sole stockholder of Merger Sub, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to the sole stockholder of Merger Sub for its approval by written consent and (iv) recommended the approval and adoption of this Agreement (including the Merger) by the sole stockholder of Merger Sub;

WHEREAS, promptly following the execution and delivery of this Agreement, the Company will obtain the approval of this Agreement by the Company Shareholders (entitled to vote thereon) holding at least 85% of the Company Shares pursuant to a written consent in the form attached as Exhibit A hereto (the “Company Shareholder Approval”) and deliver a copy of the Company Shareholder Approval to Buyer;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Buyer’s willingness to enter into this Agreement, each holder of Company Options (each, a “Rollover Holder”) has entered into a Rollover and Support Agreement (each, a “Rollover Agreement”) pursuant to which, effective as of immediately prior to the Closing, the Rollover Options held by each such Rollover Holder will be treated in accordance with Section 1.7, on the terms and subject to the conditions set forth in the Rollover Agreements (the “Rollover”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Buyer’s willingness to enter into this Agreement, certain of the Company’s Shareholders have entered into Support Agreements (each, a “Support Agreement”) agreeing to certain matters with respect to the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1

MERGER

1.1       Rollover and Merger. Immediately prior to the Closing, Buyer and the Rollover Holders shall consummate the Rollover in accordance with the Rollover Agreements. Immediately following the Rollover, at the Effective Time and on the terms and subject to the conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Company (the “Merger”).

1.2       The Closing and the Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the electronic exchange of documents and signatures on the second Business Day following the satisfaction or waiver of the conditions set forth in Article 2 (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions by the Party or Parties entitled to the benefit thereof at the Closing), or at such other place, on such other date or at such other time as is mutually agreeable to Buyer and the Sellers’ Representative. The date of the Closing is referred to in this Agreement as the “Closing Date.” All matters to be calculated as of the Closing Date pursuant to this Agreement will be calculated as of the Adjustment Calculation Time unless otherwise specified in this Agreement. On the Closing Date, on the terms and subject to the conditions of this Agreement and the applicable provisions of the DGCL, the Parties will cause the Merger to be consummated by the Company’s filing of the Certificate of Merger (the “Certificate of Merger”) in substantially the form of Exhibit B hereto with the Secretary of State of the State of Delaware as required by, and executed in accordance with, the applicable provisions of the DGCL (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed upon in writing by Buyer and the Sellers’ Representative and specified in the Certificate of Merger, is referred to herein as the “Effective Time”).

1.3       Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time by virtue of the Merger and without any action on the part of Merger Sub or the Company, all properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company.

1.4       Organizational Documents of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, (a) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall become the certificate of incorporation of the Surviving Company and shall be the certificate of incorporation of the Surviving Company until thereafter amended as provided therein and under the DGCL, except that the name of the Company reflected therein shall be “Cognate BioServices, Inc.”, and (b) the bylaws of Merger

Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Company and shall be the bylaws of the Surviving Company until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Company and under the DGCL, except that the name of the Surviving Company reflected therein shall be “Cognate BioServices, Inc.”.

1.5       Directors and Officers of the Surviving Company. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company (and all directors of the Company immediately prior to the Effective Time shall be removed as of the Effective Time) and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company.

1.6       Effect of the Merger on the Company Shares and Merger Sub Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the Company Shareholders, and subject to Section 1.7 with respect to Company Options and Section 1.8 with respect to Appraisal Shares, each Company Share issued and outstanding immediately prior to the Effective Time (excluding any Company Shares held as treasury stock or held or owned by the Company or any Subsidiary of the Company immediately prior to the Effective Time, which Company Shares shall be canceled without any payment being made in respect thereof), on the terms and subject to the conditions set forth in this Agreement, will be converted automatically into the right to receive a portion of the Aggregate Closing Consideration and such amounts payable following the Closing pursuant to this Agreement in respect of such Company Shares as follows: (i) at the Effective Time, the portion of the Estimated Aggregate Closing Consideration allocable to such Company Share (which, for the avoidance of doubt, may vary depending upon the class of such Company Share) as set forth in the Distribution Schedule and (ii) following the Effective Time, any Additional Consideration that becomes payable, if any, as set forth on the Distribution Schedule. All such Company Shares, when converted pursuant to this Section 1.6, will no longer be outstanding, and each former holder thereof will cease to have any rights with respect thereto, except the right to receive the portion of the Aggregate Closing Consideration set forth in this Section 1.6 and any amounts payable following the Closing pursuant to this Agreement in respect of such Company Shares. Notwithstanding anything to the contrary in this Agreement or in any Related Agreement, in no event shall Buyer be obligated to pay to the Company Equityholders at the Closing in respect to their Company Securities, or shall the Company Equityholders be entitled to receive at the Closing in respect of their Company Securities at the Closing, in the aggregate, an amount in excess of the Aggregate Closing Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or Buyer, the common shares in Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for an equivalent number of common shares in the Surviving Company. Each certificate of Merger Sub evidencing ownership of any such common shares, if any, will automatically be deemed to be evidence of ownership of such interests of the Surviving Company.

1.7       Company Options.

(a)       As of immediately prior to the Effective Time, each Company Option that is outstanding and unvested shall be deemed to have vested in full as of such time.

(b)       As of immediately prior to the Effective Time, each Rollover Option shall be exercised and no longer be outstanding and shall cease to exist on or after the Effective Time, without any payment being made in respect thereof, except (i) as contemplated by the applicable Rollover Agreement and (ii) following the Effective Time, any Additional Consideration that becomes payable, if any, as set forth on the Distribution Schedule.

(c)       Effective as of the Effective Time, each Company Option that is not a Rollover Option shall, upon the terms and subject to the conditions of this Agreement and as applicable, the Rollover Agreement, automatically be exercised into Company Shares and the holder thereof shall have the right to receive an amount in cash, without interest equal to (i) at the Effective Time, the portion of the Estimated Aggregate Closing Consideration allocable to such Company Options as set forth in the Distribution Schedule (all such amounts in the aggregate, “Closing Option Amount”) and (ii) following the Effective Time, any Additional Consideration that becomes payable, if any, as set forth on the Distribution Schedule. All such Company Options, when exercised pursuant to this Section 1.7(c), will no longer be outstanding, and each former holder thereof will cease to have any rights with respect thereto, except the right to receive the portion of the Aggregate Closing Consideration set forth in this Section 1.7(c) and any amounts payable following the Closing pursuant to this Agreement in respect of such Company Options.

1.8       Appraisal Shares.

(a)       Notwithstanding anything in this Agreement to the contrary, any Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and has properly demanded appraisal of such shares in connection with the Merger pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262” and such shares, “Appraisal Shares”) shall not be converted into the right to receive the consideration contemplated to be payable in respect thereof by this Article 1, and instead, such holder shall be entitled to payment of the fair value of such shares in accordance with Section 262. At the Effective Time, all Appraisal Shares shall automatically be canceled and shall cease to exist and the holders of such Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with Section 262, and a holder of Appraisal Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Company. Notwithstanding the foregoing, if any holder of Appraisal Shares shall, as of the Effective Time, fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the consideration contemplated to be payable in respect thereof by this Article 1, and the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease.

(b)       The Company shall provide prompt notice to Buyer of any demand for appraisal of any Company Shares, withdrawals of such demands and any other instruments served pursuant to Section 262, in each case, received by the Company in writing. Buyer shall have the right and opportunity to participate in all negotiations and Proceedings with respect to any demand or threatened demand for appraisal of any Company Shares in connection with the Merger, including those that take place prior to the Effective Time.

(c)       Notwithstanding anything to the contrary herein, any portion of the Estimated Aggregate Closing Consideration deposited with the Paying Agent pursuant hereto in respect of any Appraisal Shares shall be returned to the Surviving Corporation (or one of its designated Affiliates) upon its written demand, which demand may be made by the Surviving Corporation at any time after the date that is 365 days after the Effective Time, and no Company Shareholder (other than the Company Shareholder holding such Appraisal Shares) shall be entitled to any portion of such Estimated Aggregate Closing Consideration.

1.9       Mechanism of Payment and Delivery of Certificates.

(a)       Following the date hereof, the Company will deliver to each Company Shareholder a Letter of Transmittal in customary form reasonably acceptable to each of Buyer and the Sellers’

Representative (a “Letter of Transmittal”). At the Effective Time, Buyer will deliver, by wire transfer of immediately available funds to the Paying Agent, cash in an amount equal to the portion of the Estimated Aggregate Closing Consideration payable to the Company Shareholders in accordance with Section 1.6 (less the Purchase Price Adjustment Escrow Deposit Amount). To the extent that, no later than two Business Days prior to the Closing Date, any Company Shareholder delivers such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, to the Company, the Paying Agent will pay to such Company Shareholder at the Closing the portion of the Estimated Aggregate Closing Consideration payable to such Company Shareholder in accordance with Section 1.6 (less a portion of the Purchase Price Adjustment Escrow Deposit Amount attributable to such Company Shares as set forth on the Distribution Schedule), which amounts will be paid by the Paying Agent in cash by wire transfer of immediately available funds to the account designated by such Company Shareholder in such Company Shareholder’s Letter of Transmittal and in accordance with the Paying Agent Agreement; provided, that, for the avoidance of doubt, Rollover Holders will not receive any portion of the Estimated Aggregate Closing Consideration with respect to any Rollover Options.

(b)       Following the Closing, upon delivery by a Company Shareholder that did not receive its allocable portion of the Estimated Aggregate Closing Consideration at the Closing pursuant to Section 1.9(a) to the Paying Agent of a Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the Paying Agent will pay to such Company Shareholder, within five Business Days after such delivery, cash in an amount equal to the portion of the Estimated Aggregate Closing Consideration payable to such Company Shareholder in accordance with Section 1.6, which amounts will be paid by the Paying Agent in cash by wire transfer of immediately available funds to the account designated by such Company Shareholder in such Company Shareholder’s Letter of Transmittal and in accordance with the Paying Agent Agreement; provided, that, for the avoidance of doubt, Rollover Holders will not receive any portion of the Estimated Aggregate Closing Consideration with respect to any Rollover Options. No interest or dividends will be paid or accrued on the consideration payable to any Company Shareholder hereunder. Until surrendered in accordance with the provisions of this Section 1.9(b), the Company Shares will represent, for all purposes, only the right to receive an amount in cash equal to the portion of the Aggregate Closing Consideration payable in respect thereof pursuant to Section 1.6 and the Additional Consideration, without any interest or dividends thereon.

(c)       None of Buyer, Merger Sub, the Company, the Paying Agent or the Surviving Company will be liable to any Person in respect of any cash or property delivered to a public official required by any applicable abandoned property, escheat or similar Law.

1.10       No Further Ownership Rights in the Company Shares. The Aggregate Closing Consideration and any amounts that become payable following the Closing in respect of the Company Shares in accordance with the terms of this Agreement will be deemed to be full satisfaction of all rights pertaining to such Company Shares and, as of and following the Effective Time, there will be no further registration of transfers on the records of the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time.

1.11       Payment of Indebtedness. It is contemplated by the Parties that, at the Closing, all Indebtedness set forth on Schedule 1.11 (“Closing Repaid Indebtedness”) will be fully repaid and such repayment will be funded by Buyer. In order to facilitate such repayment, on or prior to the Closing, the Company will use reasonable best efforts to obtain payoff letters for all such Closing Repaid Indebtedness, which payoff letters will acknowledge (a) the aggregate principal amount and all accrued but unpaid interest constituting such Indebtedness as of the Closing Date and (b) that, upon payment of such aggregate amounts on the Closing Date, the Company Entities shall have paid in full all amounts arising under or owing or payable thereunder and in connection therewith, and that all Liens related to such Closing Repaid Indebtedness shall be released.

1.12       Aggregate Closing Consideration Adjustment.

(a)       At least three Business Days prior to the Closing, the Company will prepare and deliver (or cause to be delivered) to Buyer (i) a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimates of, and reasonable supporting documentation for, the Closing Cash (the “Estimated Closing Cash”), the Closing Net Working Capital Surplus (if any) (the “Estimated Closing Net Working Capital Surplus”), the Closing Net Working Capital Deficit (if any) (the “Estimated Closing Net Working Capital Deficit”), the Closing Indebtedness (the “Estimated Closing Indebtedness”), the Unpaid Sellers’ Transaction Expenses (the “Estimated Unpaid Sellers’ Transaction Expenses”) and the Aggregate Closing Consideration resulting therefrom (the “Estimated Aggregate Closing Consideration”) and (ii) the Distribution Schedule. The Estimated Closing Statement will, with respect to the Estimated Closing Cash, the Estimated Closing Net Working Capital Surplus (if any), the Estimated Closing Net Working Capital Deficit (if any), the Estimated Closing Indebtedness and the Estimated Unpaid Sellers’ Transaction Expenses, be prepared in accordance with the definitions in this Agreement. Buyer will be afforded the opportunity to review and comment on the Estimated Closing Statement and the Distribution Schedule, and the Company shall consider such comments in good faith.

(b)       Notwithstanding anything to the contrary in this Agreement, (i) the Parties acknowledge and agree that the preparation of the Distribution Schedule and the allocation set forth therein are the sole responsibility of the Company Shareholders and (ii) in no event shall Buyer, Merger Sub and their respective Affiliates (including, following the Effective Time, the Company Entities), have any liability to any Person (including each of the Company Equityholders) for any inaccuracy or miscalculations in the Distribution Schedule.

(c)       Within 90 days following the Closing Date, Buyer will prepare and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness, the Unpaid Sellers’ Transaction Expenses and the Aggregate Closing Consideration resulting therefrom. The Closing Statement will, with respect to the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness and the Unpaid Sellers’ Transaction Expenses, be prepared in accordance with the definitions in this Agreement. Following the Sellers’ Representative’s receipt of the Closing Statement and until the Closing Statement and the resulting Aggregate Closing Consideration are finally determined, Buyer will, and will cause the Company Entities and their Representatives to, (i) assist the Sellers’ Representative and its Representatives in the review of the Closing Statement by providing the Sellers’ Representative and its Representatives with reasonable access at reasonable times and upon reasonable notice to the books and records (including work papers, schedules, memoranda and other documents) of the Company Entities for purposes of their review of the Closing Statement and (ii) reasonably cooperate with the Sellers’ Representative and its Representatives in connection with such review, including providing reasonable access at reasonable times and upon reasonable notice to all other information necessary or useful in connection with the review of the Closing Statement as may be reasonably requested by the Sellers’ Representative and its Representatives and reasonable access at reasonable times and upon reasonable notice to all relevant personnel involved in the preparation of the Closing Statement, including all such Company personnel responsible for accounting and finance and the Company’s outside accountants and advisors (subject to the execution of customary access letters if requested).

(d)       The Closing Statement and the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness, the Unpaid Sellers’ Transaction Expenses and the Aggregate Closing Consideration set forth thereon will become final and binding on the Parties 45 days following the Sellers’ Representative’s receipt thereof unless the Sellers’ Representative delivers written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date; provided, that, the Closing Statement and the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness and the Unpaid Sellers’ Transaction Expenses and the Aggregate Closing Consideration resulting therefrom will become final and binding on the Parties upon the Sellers’ Representative’s delivery, prior to the expiration of such 45-day period, of written notice to Buyer of its acceptance of the Closing Statement and the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness and the Unpaid Sellers’ Transaction Expenses and the Aggregate Closing Consideration set forth thereon. Any Notice of Disagreement will specify in reasonable detail the nature and amount of any disagreement so asserted.

(e)       If a Notice of Disagreement is delivered by the Sellers’ Representative, then the Closing Statement (as revised in accordance with this Section 1.12(e)), and the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness and the Unpaid Sellers’ Transaction Expenses and the Aggregate Closing Consideration set forth thereon will become final and binding on the Parties on the earlier of (i) the date on which all matters specified in the Notice of Disagreement are finally resolved in writing by the Sellers’ Representative and Buyer and (ii) the date on which all matters specified in the Notice of Disagreement not resolved by the Sellers’ Representative and Buyer are finally resolved in writing by a nationally recognized accounting, consulting or valuation firm jointly selected and engaged by the Sellers’ Representative and Buyer (such firm, the “Arbiter”). The Closing Statement will be revised to the extent necessary to reflect any mutually agreed resolution by the Sellers’ Representative and Buyer and/or final resolution made by the Arbiter in accordance with this Section 1.12(e). During the 30-day period immediately following the delivery of a Notice of Disagreement, or such longer period as the Sellers’ Representative and Buyer may agree in writing, the Sellers’ Representative and Buyer will seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such 30-day period or such agreed-upon longer period, the Sellers’ Representative and Buyer will submit to the Arbiter for review and resolution of any and all matters (but only such matters) that remain in dispute and that were included in the Notice of Disagreement. Buyer and the Sellers’ Representative will instruct the Arbiter to, and the Arbiter will, make a final determination (acting as an expert and not as an arbitrator) of the items included in the Closing Statement (only to the extent such amounts remain in dispute) in writing and in accordance with the guidelines and procedures set forth in this Agreement. Buyer and the Sellers’ Representative will reasonably cooperate with the Arbiter during the term of its engagement. Buyer and the Sellers’ Representative will instruct the Arbiter not to, and the Arbiter will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Sellers’ Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Sellers’ Representative, on the other hand. Buyer and the Sellers’ Representative will also instruct the Arbiter to, and the Arbiter will, make its determination based solely on presentations by Buyer and the Sellers’ Representative that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement and the Closing Cash, the Closing Net Working Capital Surplus (if any), the Closing Net Working Capital Deficit (if any), the Closing Indebtedness and the Unpaid Sellers’ Transaction Expenses and the Aggregate Closing Consideration set forth thereon will become final and binding on the Parties on the date the Arbiter delivers its final resolution in writing to Buyer and the Sellers’ Representative (which final resolution will be requested by the Parties to be delivered not more than 30 days (or such longer period as may be agreed in writing) following submission of such disputed matters), and such resolution by the Arbiter will not, absent manifest error, be subject to court review or otherwise appealable. The fees and expenses of the Arbiter pursuant to this Section 1.12(e) will be allocated between Buyer, on the one hand, and the Sellers’ Representative, on the other hand, based on the percentage that the portion of the contested amount not awarded to the Buyer Parties or Seller Parties, as applicable, bears to the amount actually contested by such Persons.

(f)       If the Estimated Aggregate Closing Consideration is less than the Aggregate Closing Consideration as finally determined pursuant to this Section 1.12 (such shortfall, the “Adjustment Amount”), then Buyer will, within three Business Days after the Closing Statement becomes final and binding on the Parties pursuant to this Section 1.12, make payment of the Adjustment Amount in cash by wire transfer in immediately available funds to (i) the Paying Agent for further distribution to the Company Shareholders, and (ii) to the Surviving Company for further distribution to the former holders of Company Options, in each case, with such amounts, being distributable in accordance with the Distribution Schedule. Furthermore, if the Estimated Aggregate Closing Consideration is less than or equal to the Aggregate Closing Consideration as finally determined pursuant to this Section 1.12, Buyer and the Sellers’ Representative will promptly deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Purchase Price Adjustment Escrow Funds from the Purchase Price Adjustment Escrow Account, within three Business Days after the Closing Statement becomes final and binding on the Parties pursuant to this Section 1.12, (A) to the Paying Agent for further distribution to the Company Shareholders and (B) to the Surviving Company for further distribution to the former holders of Company Options, in each case, with such amounts, being distributable in accordance with the Distribution Schedule.

(g)       If the Estimated Aggregate Closing Consideration is greater than the Aggregate Closing Consideration as finally determined pursuant to this Section 1.12 (such excess, the “Excess Amount”), then Buyer and the Sellers’ Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment, within three Business Days after the Closing Statement becomes final and binding on the Parties pursuant to this Section 1.12, to Buyer, in cash by wire transfer in immediately available funds of the Excess Amount from the Purchase Price Adjustment Escrow Funds in the Purchase Price Adjustment Escrow Account. In the event that the Excess Amount is less than the Purchase Price Adjustment Escrow Funds (such shortfall, the “Remaining Purchase Price Adjustment Escrow Funds”), Buyer and the Sellers’ Representative will simultaneously with delivery of the instructions described in the immediately foregoing sentence deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Purchase Price Adjustment Escrow Funds from the Purchase Price Adjustment Escrow Account in cash by wire transfer in immediately available funds (or other alternative delivery arrangement mutually agreed by the Sellers’ Representative and Buyer in writing) (i) to the Paying Agent for further distribution to the Company Shareholders and (ii) to the Surviving Company for further distribution to the former holders of Company Options, in each case, with such amounts, being distributable in accordance with the Distribution Schedule.

(h)       Buyer and Merger Sub each agree that (i) the payment of the Excess Amount (if any) from the Purchase Price Adjustment Escrow Funds in the Purchase Price Adjustment Escrow Account in accordance with the Escrow Agreement will be the sole and exclusive remedy and source of recovery against the Seller Parties for payment of the Excess Amount (if any) and (ii) the purchase price adjustment set forth in this Section 1.12, and the dispute resolution provisions set forth in this Section 1.12, will be the sole and exclusive remedies as between the Parties for the matters addressed by this Section 1.12. The Company and the Sellers’ Representative each agree that the Adjustment Amount shall not exceed an amount equal to the Purchase Price Adjustment Escrow Funds.

(i)       The Parties agree that any payment pursuant to this Section 1.12 will be treated as an adjustment to the Aggregate Closing Consideration for U.S. federal, state, local and non-U.S. Tax purposes, except as otherwise required by applicable Law.

(j)       The Parties agree that the purpose of preparing the Closing Statement and calculating the Aggregate Closing Consideration and the components thereof is solely to assess the accuracy of the amounts set forth in the Estimated Closing Statement, and such processes are not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies for the purpose of calculating the Aggregate Closing Consideration than those described in the Accounting Principles.

1.13       Deliveries at the Closing. At the Closing, the Parties, as applicable, will deliver, or cause to be delivered, each of the following:

(a)       Buyer will deliver to the Paying Agent, by wire transfer of immediately available funds to an account designated in writing by the Paying Agent, cash in an amount equal to (i) the Estimated Aggregate Closing Consideration, minus (ii) the Purchase Price Adjustment Escrow Deposit Amount in accordance with Section 1.6, minus (iii) the Closing Option Amount;

(a)       Buyer will deliver to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company for further distribution to the recipients thereof as provided in the Estimated Closing Statement, cash in an amount equal to (i) the Closing Option Amount, plus (ii) the aggregate amount of Transaction Payments as set forth in the Estimated Closing Statement as Indebtedness;

(b)       Buyer will deliver to the Escrow Agent, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, out of funds that otherwise would have been paid as Estimated Aggregate Closing Consideration, cash in an amount equal to the Purchase Price Adjustment Escrow Deposit Amount, for deposit into an escrow account (the “Purchase Price Adjustment Escrow Account”) established pursuant to the terms of the Escrow Agreement;

(c)       Buyer will deliver to the Sellers’ Representative, by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative, cash in an amount equal to the Sellers’ Representative Expense Fund in accordance with Section 7.2(e);

(d)       Buyer will repay, or cause to be repaid, on behalf of the Company Entities, the Closing Repaid Indebtedness outstanding as of the Closing Date in accordance with Section 1.11, including all amounts due and owing pursuant to the Credit Facility;

(e)       Buyer will pay, or cause to be paid, all Estimated Unpaid Sellers’ Transaction Expenses; and

(f)       (i) each Company Shareholder will deliver to Buyer a duly executed IRS Form W-9 or (ii) the Company will deliver to Buyer a duly executed affidavit dated as of the Closing Date in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c) stating that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, together with a draft notice prepared in accordance with Treasury Regulation Section 1.897-2(h)(2), which Buyer shall be entitled to file (together with copies of such affidavit) with the IRS in accordance with such Treasury Regulation (notwithstanding anything else to the contrary, in the event that this Section 1.13(f) is not satisfied at or prior to Closing, Buyer may not delay Closing and Buyer’s sole remedy shall be to deduct and withhold any amounts required by applicable Tax Law to be deducted and withheld as a result of not receiving any such form or certificate).

1.14 Withholding. Buyer, its Affiliates, the Escrow Agent, the Paying Agent, and the Company Entities shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under any applicable provision of federal, state, local or foreign Tax Law. If any amount is so deducted and withheld, such deducted and withheld amounts shall (a) be timely remitted by to the appropriate Taxing Authority in accordance with applicable Tax Law, and (b) to the extent so remitted to the appropriate Taxing Authority, be treated for all purposes of this Agreement as having been paid to the Person otherwise entitled to such payment. Other than with respect to deductions and withholdings attributable to (x) the failure of the Company Shareholders or the Company to deliver the forms or certificate described in Section 1.13(f), or (y) compensatory payments to current and former employees of the Company, Buyer shall give written notice, not less than three Business Days prior to Closing, to the Sellers’ Representative of any applicable withholding requirement of which Buyer has knowledge. Buyer, its Affiliates, the Escrow Agent and the Paying Agent shall fully cooperate with the Sellers’ Representative prior to Closing to reduce or eliminate any such withholding in a manner consistent with applicable Law.

Article 2

CONDITIONS TO CLOSING

2.1       Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the transactions contemplated by this Agreement to take place at the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of the Parties of the following conditions on or before the Closing Date:

(a)       Antitrust. Any applicable waiting period (and any extensions thereof) under the HSR Act relating to the transactions contemplated by this Agreement (or under any applicable timing agreements, understandings or commitments entered into with or made to a Governmental Authority to extend any waiting period or not close the transactions contemplated hereby) will have expired or been terminated (the “HSR Clearance”).

(b)       No Restraint. No injunction, judgement, ruling or order by a court or Governmental Authority or applicable Law will be in effect or pending that enjoins, restrains, prevents or prohibits the consummation of the Closing or makes the consummation of the Closing illegal.

2.2       Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement to take place at the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the following conditions on or before the Closing Date:

(a)       Representations and Warranties. The representations and warranties set forth in Article 4 will be true and correct at and as of the Closing Date as if made anew as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case solely as of such earlier date)), except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Buyer’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

(b)       Performance of Covenants. Buyer and Merger Sub will have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)       Certificate. Buyer will have delivered to the Sellers’ Representative a certificate from an officer of each of Buyer and Merger Sub in the form set forth as Exhibit C, dated as of the Closing Date, stating that the conditions specified in Section 2.2(a) and Section 2.2(b) have been satisfied.

Any condition specified in this Section 2.2 may be waived in a writing executed by the Sellers’ Representative on behalf of the Company.

2.3       Conditions to the Obligations of Buyer and Merger Sub. The obligation of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement to take place at the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the following conditions on or before the Closing Date:

(a)       Representations and Warranties. (i) The Fundamental Representation set forth in the first sentence of Section 3.3(a) shall be true and correct in all respects as of the Closing Date as if made anew as of such date, except for de minimis errors, (ii) each of the other Fundamental Representations will be true and correct in all material respects as of the Closing Date as if made anew as of such date (except to the extent any such Fundamental Representation expressly relates to an earlier date (in which case such Fundamental Representation shall be true and correct in all material respects as of such earlier date)), and (iii) each of the representations and warranties of the Company set forth in Article 3 (other than the Fundamental Representations) (disregarding all materiality and Company Material Adverse Effect qualifications contained therein, except for those representation in Section 3.6(a)) will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case such representations or warranty shall be true and correct as of such earlier date)), except for any failure of any such representation or warranty referred to in this clause (iii) to be true and correct that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Performance of Covenants. The Company will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing; provided, that, the failure to obtain any third-party consent or waiver under Section 5.9 will not, in and of itself, be deemed a breach hereunder and the obtainment of any such consents or waivers will not be a condition to Closing unless otherwise provided in this Article 2.

(c)       Certificate. The Company will have delivered to Buyer a certificate from an officer of the Company in the form set forth as Exhibit D, dated as of the Closing Date, stating that the conditions specified in Section 2.3(a), Section 2.3(b) and Section 2.3(d) have been satisfied.

(d)       No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect will have occurred.

Any condition specified in this Section 2.3 may be waived in a writing executed by Buyer on behalf of Buyer and Merger Sub.

2.4       Waiver of Conditions. If the Closing occurs, all conditions to the Closing which have not been fully satisfied as of the Closing will be deemed to have been satisfied or waived by the Parties.

Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Sub as follows, except as set forth on the Schedules delivered to Buyer pursuant to the terms of this Agreement:

3.1       Organization and Power. The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware and is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the failure to so be in good standing or qualify would reasonably be expected to have, individually or in the aggregate with all such other failures, a Company Material Adverse Effect. The Company Entities have all requisite organizational power and authority necessary to own and operate their properties and to carry on their businesses as now conducted except for any such power and authority which the failure to have would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2       Authorization; No Breach.

(a)       This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, and each other Related Agreement to which any Company Entity is a party, when executed and delivered by such Company Entity, will constitute a valid and binding obligation of such Company Entity, enforceable in accordance with its terms, in each case, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles. The Company Shareholder Approval is the only approval or consent of the Company Entities or the Company Shareholders necessary in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement and the other Related Agreements to which it is or will be a party, or the consummation of the transactions contemplated hereby or thereby, and there are no other votes, approvals, consents or other proceedings of the equityholders of any of the Company Entities (other than those that have been obtained prior to the execution of this Agreement) required in connection therewith. The Company Shareholder Approval constitutes a valid, irrevocable and effective adoption of this Agreement and the Related Agreements in compliance with applicable Law and the Company’s Organizational Documents.

(b)       Assuming receipt of and subject to the consents set forth in Schedule 3.2(b) and the HSR Clearance (and assuming the accuracy of the representations and warranties of Buyer in Section 4.2(b)), except as set forth in Schedule 3.2(b), the execution, delivery and performance of this Agreement and the Related Agreements by the Company Entities do not and will not (with or without the giving of notice or the lapse of time, or both) (i) result in any material breach of any of the provisions of, (ii) constitute a material default under, (iii) give any third party the right to terminate, cancel, accelerate or materially modify any right or obligation of any Company Entity under, (iv) result in the creation of any lien, security interest, charge or encumbrance on any of the units, shares of capital stock or other equity interests or any material assets of any Company Entity pursuant to the provisions of or (v) require any authorization, consent, approval, exemption or other action by, or notice to, any Governmental Authority, in each case, except as has been obtained or as contemplated by this Agreement, under (A) the Organizational Documents of any Company Entity, (B) any Contract, (C) any judgment, order or decree to which any Company Entity is subject or (D) any Law to which any Company Entity is subject, except, in the case of each of the foregoing clauses (B), (C) and (D), where it would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3       Capitalization of the Company.

(a)       The authorized, issued and outstanding equity interests of the Company are as set forth on Schedule 3.3(a). The equity interests of the Company that are issued and outstanding have been duly authorized and are validly issued, and are owned of record, collectively, by the Company Equityholders free and clear of all Liens, other than Permitted Liens, and were issued in compliance in all material respects with all applicable securities Laws and the Company’s Organizational Documents free and clear of all pre-emptive rights and other similar rights to acquire or purchase. Except as set forth on Schedule 3.3(a), (a) there are no outstanding (i) equity securities or phantom or other equity interests (including options, warrants, equity-linked awards, calls or rights of first refusal) of the Company, (ii) securities of the Company convertible into or exchangeable for or embodying any right to acquire equity shares or other equity securities of the Company or (iii) options or other rights to acquire from the Company any equity securities or phantom or other equity interests (including any options, warrants, equity linked awards, calls or rights of first refusal) of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”) and (b) there are no outstanding obligations of the Company, actual or contingent, to issue or deliver, or repurchase, redeem or otherwise acquire, any Company Securities.

(b)       Except as set forth on the Schedule 3.3(b), there are no agreements to which the Company is a party with respect to the voting or transfer of any Company Securities. To the Knowledge of the Company, there are no agreements to which the Company is not a party with respect to the voting of any Company Securities, any grant to any holder thereof (individually or with others) of approval rights over any action or inaction of the Company or that restrict the transfer of any Company Securities.

(c)       Schedule 3.3(c) contains a true and complete list of all outstanding Company Securities that represent equity or equity-based compensation provided to a current or former Service Provider, including with respect to each such award, as applicable, the holder, number of Company Securities applicable to such award, date of grant, exercise price, and strike price or participation threshold.

(d)       The allocations of the Estimated Aggregate Closing Consideration and any Additional Consideration set forth in the Distribution Schedule will, as of the Closing, comply with the requirements of applicable Law in all material respects and the Company’s Organizational Documents.

3.4       Subsidiaries.

(a)       Schedule 3.4(a) sets forth (i) the name of each Subsidiary of the Company, (ii) the jurisdiction of its incorporation or organization and (iii) the direct owner of the outstanding capital stock or other equity interests of such Subsidiary and the percentage of the outstanding capital stock or other equity interests of such Subsidiary owned by the Company or any of its Subsidiaries. Except as set forth on Schedule 3.4(a), the Company does not have any Subsidiaries and no Company Entity owns or controls, directly or indirectly, any capital stock, equity interests, voting securities or other ownership interest in any Person or is, directly or indirectly, a participant in any joint venture, partnership or similar arrangement. No Company Entity has any obligation to make any Investment (whether by loan, capital contribution, purchase of securities or otherwise, and including any additional Investments) in any Person (other than any of its Subsidiaries). Each of the Company’s Subsidiaries is duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, possesses all requisite power and authority to own and operate its properties, to carry on its businesses as now being conducted and is qualified to do business in each jurisdiction in which the ownership of its properties or the conduct of its business requires it by Law to be so qualified, except in such jurisdictions where the failure to be so qualified and in good standing, individually or in the aggregate with all such other failures, would not reasonably be expected to have, a Company Material Adverse Effect. All of the outstanding capital stock or other equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued and fully paid, and owned by the Company or another Subsidiary of the Company free and clear of any Liens, other than Permitted Liens. There are no authorized or outstanding options, warrants, purchase rights, subscription rights, conversion rights or other Contracts that require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding any of its equity interests. No Subsidiary of the Company is subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire or retire any of its equity interests. There are no statutory or contractual preemptive rights, rights of first refusal or similar restrictions with respect to the equity interests of any Subsidiary of the Company. There are no agreements or understandings among any Persons with respect to the voting or transfer of the equity interests of any Subsidiary of the Company to which the Company is a party.

(b)       True and complete copies of the Company Entities’ Organizational Documents have been made available to Buyer and reflect all amendments and modifications made thereto at any time prior to the date of this Agreement. No Company Entity is in material breach of any of its Organizational Documents.

3.5       Financial Statements; Undisclosed Liabilities.

(a)       Schedule 3.5(a) sets forth the true, complete and correct copies of the following financial statements: (a) the audited consolidated balance sheet of the Company as of each of December 31, 2018 and December 31, 2019 and the related audited consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows of the Company for the fiscal years then ended (and footnotes thereto), and (b) the unaudited consolidated balance sheet of the Company Entities as of December 31, 2020 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company Entities for the 12-month period then ended. Except as set forth in Schedule 3.5(a), the foregoing financial statements (including the notes thereto, if any) have been prepared from and are consistent with the books and records of the Company Entities and present fairly, in all material respects, the consolidated financial position of the Company Entities as of the dates referred to for such financial statements and the consolidated results of their operations and their cash flows for the periods referred to therein, and have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby (except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to the lack of footnote disclosures (none of which, if presented, would materially differ from those in the audited financial statements of the Company) and, in the case of the Latest Balance Sheet, to normal and recurring year-end adjustments, the effect of which would not, individually or in the aggregate, be material to the Company Entities, taken as a whole).

(b)       Except as set forth in Schedule 3.5(b), the Company Entities do not have any material liabilities or obligations (whether matured or unmatured, fixed or contingent or otherwise) (collectively, “Liabilities”), and, to the Knowledge of the Company, there is no existing condition that would reasonably be expected to result in such a material Liability, except (i) Liabilities specifically reflected on and adequately reserved against in the Latest Balance Sheet or specifically disclosed in the notes thereto, (ii) Liabilities in respect of trade or business obligations that have arisen since the date of the Latest Balance Sheet in the ordinary course of business or under executory contracts entered into in the ordinary course of business (other than as a result of any breach or default thereunder) and (iii) Liabilities disclosed on another section of the Schedules. Except as shall be taken into account in the Closing Statement (as finally determined in accordance with Section 1.12), there is no Indebtedness or Unpaid Sellers’ Transaction Expenses of the Company Entities as of the Adjustment Calculation Time.

3.6       Absence of Certain Developments. Except as set forth in Schedule 3.6, as otherwise contemplated by this Agreement or as necessary or advisable in accordance with any COVID-19 Measures binding upon or applicable to the Company Entities or otherwise in response to health and safety considerations related to COVID-19, since the date of the Latest Balance Sheet, none of the Company Entities has:

(a)       suffered a Company Material Adverse Effect;

(b)       issued or sold any of its capital stock or other equity interests, securities convertible into its capital stock or other equity interests or warrants, options or other rights to purchase its capital stock or other equity interests, except for transactions between or among Company Entities;

(c)       declared, set aside or made any material payment or material distribution of cash or other property to any of the Company’s equityholders with respect to such equityholder’s equity interests or otherwise, or purchased, redeemed or otherwise acquired any equity interests of the Company;

(d)       split, combined or reclassified any Company Securities;

(e)       mortgaged or pledged any material portion of its properties or assets or subjected any material portion of its properties or assets to any Lien, except for Permitted Liens;

(f)       acquired any business, property, securities, interests or assets, in each case, for a purchase price in excess of $1,000,000 or otherwise outside of the ordinary course of business;

(g)       sold, assigned, leased, licensed or otherwise transferred any material portion of its tangible assets, except for inventory or obsolete or worn assets in the ordinary course of business;

(h)       sold, assigned, transferred, licensed, abandoned or otherwise disposed of, failed to take any action necessary to maintain, enforce or protect, or created or incurred any Lien (other than Permitted Liens) on, any material Company Owned Intellectual Property or material Company Intellectual Property exclusively licensed to the Company, except in the ordinary course of business;

(i)       (A) made or granted or increased any material bonus or any material compensation or benefit to any Key Employee, (B) materially amended or terminated any material Employee Benefit Plan, (C) granted any equity or equity-based or other incentive award to, or discretionarily accelerated the vesting or payment of any such awards held by, any Key Employee, (D) granted or increased any severance, retention or termination pay to, or entered into or amended any retention, termination, employment, consulting, change in control or severance agreement with, any Key Employee, (E) hired any Key Employees or (F) terminated the employment of any Key Employees other than for cause, except, with respect to (A)-(F), in each case, (x) in the ordinary course of business or (y) as required by applicable Law;

(j)       changed any annual accounting period, adopted or changed any method of accounting or accounting practices, estimation techniques, assumptions, policies or principles theretofore adopted or followed, except, in each case, as required by GAAP or applicable Law;

(k)       made any material election relating to Taxes, changed any material election relating to Taxes already made, adopted or changed any material method of Tax accounting, settled or compromised any material Tax liability, entered into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to any material Tax liability, filed any amended material Tax Return, consented to any extension or waiver of the statute of limitations regarding any material amount of Taxes (other than in the ordinary course of business), settled or consented to any claim or assessment relating to any material amount of Taxes, or sought any relief under, or taken any action in respect of, any provision of the CARES Act, related to Taxes (including the deferral of any payments in respect of payroll Taxes under Section 2302 thereof);

(l)       amended or modified its Organizational Documents;

(m)       commenced or settled or offered or proposed to settle any material legal Proceeding or any legal Proceeding that relates to the transactions contemplated by this Agreement;

(n)       committed to make any capital expenditure outside the ordinary course of business in excess of $500,000;

(o)       (i) created, incurred, assumed, suffered to exist or otherwise became liable with respect to any material Indebtedness, other than short-term Indebtedness incurred in the ordinary course of business (including with respect to letters of credit) or borrowings under the Credit Facility and Indebtedness which is repaid in full at or prior to the Closing or (ii) made any loans or advances to, or guarantees for the benefit of, any Persons except in the ordinary course of business;

(p)       entered into, amended or modified in any material respect or terminated any Company Material Contract (or contract that would have been a Company Material Contract had such contract not been terminated) or any waiver, release or assignment of any material rights, claims or benefits of any Company Entity under any such Company Material Contract (other than any expiration of any Company Material Contract in accordance with its terms);

(q)       changed in any material respect the manner in which the Company Entities extend discounts, rebates or credits to their customers;

(r)       suffered any material damage or destruction or other casualty loss with respect to any material asset or property owned, leased, or otherwise used by the Company Entities, whether or not covered by insurance; or

(s)       agreed to do any of the foregoing.

3.7       Real Property; Personal Property.

(a)       Schedule 3.7(a) sets forth a true and complete list of all Owned Real Property. With respect to each parcel of Owned Real Property:

(i)       A Company Entity owns good and marketable title to such parcel of Owned Real Property, free and clear of all Liens, other than (A) real estate Taxes and installments of special assessments not yet delinquent, (B) utility easements, public roads, highways and rights-of-way, in each case that do not materially interfere with the present or contemplated use or occupancy of such Owned Real Property, (C) other encumbrances and exceptions set forth on Schedule 3.7(a) and (D) Permitted Liens.

(ii)       There are no leases, subleases, licenses, concessions or other agreements entered into by or otherwise granting to any party or parties the right of use or occupancy of any portion of the Owned Real Property, other than those constituting Permitted Liens.

(iii)       Other than the right of Buyer pursuant to this Agreement, there are no outstanding options or rights of first refusal to purchase such Owned Real Property, any portion thereof or interest therein granted by or otherwise.

(iv)       The plants, buildings and structure on each parcel of Owned Real Property and Leased Real Property are in reasonable operating condition (ordinary wear and tear excepted).

(b)       Schedule 3.7(b) sets forth a true and complete list of all Material Leases and the address of each parcel of Leased Real Property. The Company has made available to Buyer a true, correct and complete copy of each such Material Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). No Company Entity has received written notice of any material default under any of the Material Leases that has not been cured or waived. Except as set forth in Schedule 3.7(b), with respect to each of the Material Leases, (i) such Material Lease is legal, valid, binding and enforceable against the Company, and to the Knowledge of the Company, against the other parties thereto, and in full force and effect, (ii) such Material Lease is free and clear of all Liens other than Permitted

Liens and (iii) neither the Company Entities nor, to the Knowledge of the Company, any other party to the Material Lease is in breach or default under such Material Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default under such Material Lease, except to the extent such breach or default would not reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred that would allow any other party to a Material Lease to terminate or accelerate performance under or otherwise modify (including upon the giving of notice or the passage of time) any such Material Lease.

(c)       Except (i) as set forth in Schedule 3.7(c), (ii) as set forth on the Latest Balance Sheet and (iii) for Permitted Liens, one of the Company Entities owns, free and clear of all Liens, or has a contract, license or lease to use, all of the tangible personal property and other tangible assets shown on the Latest Balance Sheet and not disposed of in the ordinary course of business thereafter, acquired thereafter or located on its premises, in each case that is material to the business or operations of the Company Entities taken as a whole. Except as set forth in Schedule 3.7(c), such tangible personal property and tangible assets in the aggregate are in reasonable operating condition (ordinary wear and tear excepted). Such tangible personal property and tangible assets, together with the Owned Real Property and the Leased Real Property, constitute all the property, assets and rights used in and are sufficient for the conduct of the business of the Company Entities as presently conducted and as currently contemplated to be conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8       Tax Matters.

(a)       Except as set forth in Schedule 3.8(a), (i) each Company Entity has timely filed all material Tax Returns that it was required to file prior to the date hereof (except those under valid extensions) and all such Tax Returns were correct and complete in all material respects; (ii) all material Taxes due and payable by any Company Entity prior to the date hereof have been paid by such Company Entity (except those Taxes that are being contested in good faith and with respect to which reserves have been provided for in accordance with GAAP) and all material Taxes of the Company Entities for any Pre-Closing Tax Period will either be paid prior to the Closing or taken into account in the calculation of Net Working Capital or Indebtedness, as applicable; (iii) no deficiency or proposed adjustment that has not been paid or otherwise resolved for any material amount of Tax has been asserted or assessed by any Taxing Authority in writing against any Company Entity as of the date hereof; (iv) no Company Entity has consented in writing to extend the time in which any material Tax may be assessed or collected by any Taxing Authority after the date hereof (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (v) as of the date hereof, there are no ongoing or pending Tax audits, claims, examinations, actions, litigations, suits, or other proceedings by any Taxing Authority against any Company Entity and there are no written requests for written rulings or determinations in respect of any Tax or Tax asset pending between any Company Entity and any Taxing Authority; (vi) in the last six years, no written claim has been made by a Taxing Authority in a jurisdiction where any Company Entity does not file Tax Returns that such Company Entity is or may be subject to Tax by that jurisdiction; (vii) there are no Liens (other than Permitted Liens) for material Taxes on any of the assets of the Company Entities; (viii) the Company Entities have withheld and paid all material Taxes required to have been withheld and paid prior to the date hereof in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; (ix) no Company Entity has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (x) each Company Entity is and has since its formation been treated as either a corporation or disregarded entity for U.S. federal income Tax purposes; (xi) within the past two years, no Company Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any other similar provision of state, local, or non-U.S. Tax Law); (xii) no Company Entity has sought any relief under, or taken any action in respect of, any provision of the

CARES Act, related to Taxes (including the deferral of any payments in respect of payroll Taxes under Section 2302 thereof); and (xiii) no Company Entity will be required to make, after the Closing, any installment payment under Section 965(h) of the Code.

(b)       Except as set forth in Schedule 3.8(b), no Company Entity (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which is a Company Entity) or (ii) has any liability for the Taxes of any Person (other than a Company Entity) under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local Tax Law), as transferee or successor or by Contract (other than a Contract the primary purpose of which is not the sharing or allocation of, or indemnification for, Taxes).

(c)       No Company Entity will be required to include any material adjustment in taxable income for any Post-Closing Tax Period (i) under Section 481(c) of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Pre-Closing Tax Period, (ii) as a result of any closing agreement entered into prior to the Closing, (iii) as a result of any installment sale made prior to the Closing, (iv) as a result of the application of the look-back method (as defined in Section 460(b) of the Code) to a long-term contract entered into prior to the Closing, or (v) as a result of any prepaid amounts received or deferred revenue accrued prior to the Closing.

3.9       Company Material Contracts.

(a)       Schedule 3.9(a) sets forth a list as of the date hereof of each of the following types of Contracts to which any of the Company Entities is a party:

(i)       any agreement (A) for the employment or engagement of any Key Employee or (B) providing for any change in control bonus, transaction bonus and similar compensation or benefit;

(ii)       any agreement that is a collective bargaining agreement with any labor organization that represents employees of any Company Entity;

(iii)       any agreement containing a covenant that materially limits (or purports to limit) the freedom of any Company Entity or any of its Affiliates (including, following the Closing, Buyer and its Affiliates) to compete in any line of business or with any Person or in any area or which imposes exclusivity requirements (including “requirements” obligations) on any Company Entity or any of its Affiliates (including, following the Closing, Buyer and its Affiliates);

(iv)       any agreement that (A) imposes or contains any (1) “most favored nation”, “most favored customer” or similar obligations or (2) “right of first refusal” or “right of first offer” or similar provision or (B) provides for any Person to be the exclusive provider to any Company Entity of any material product or service;

(v)       any lease or other agreement pursuant to which any Company Entity is a lessor (excluding any leases of equipment under agreements with customers) or a lessee of any tangible personal property, or holds or operates any tangible personal property owned by another Person, except for any leases of personal property under which the aggregate annual rent or lease payments do not exceed $100,000;

(vi)       any Contract pursuant to which any Company Entity (A) obtains any right to use, or covenant not to be sued under, any third party Intellectual Property that is material to the Company Entities (excluding license agreements requiring an annual payment of less than $250,000 and agreements for commercial or “off-the-shelf” or open source software or services) or (B) grants any right to use, or covenant not to be sued under, any Intellectual Property that is material to the Company Entities (excluding non-exclusive licenses granted by any of the Company Entities in the ordinary course of business), and, in each case of (A) and (B), excluding (1) Contracts granting ancillary or incidental rights to Intellectual Property, (2) non-disclosure agreements, employment agreements, and independent contractor agreements entered into in the ordinary course of business, and (3) customer Contracts entered into in the ordinary course of business;

(vii)       any agreement or contract under which any Company Entity has (A) borrowed any money or issued any note, indenture or other similar evidence of Indebtedness or guaranteed such Indebtedness of others (other than intercompany indebtedness or endorsements for the purpose of collection), in each case having an outstanding principal amount in excess of $500,000, (B) granted Liens over the assets of any Company Entity (other than Permitted Liens) or (C) granted any loan or made any other extension of credit (other than accounts receivable payments in the ordinary course of business);

(viii)       any contract or group of related contracts (A) with a Top Customer, or (B) for the delivery by the Company Entities of products or services to customers under which the aggregate annualized revenue of the Company Entities’ from such contracts or group of related contracts is reasonably expected to be in excess of $1,000,000

(ix)       any Contract or group of related Contracts (other than purchase orders entered into in the ordinary course of business) (A) with a Top Supplier or (B) for the purchase, lease or license of materials, supplies, goods, services, software, equipment or other assets under which the aggregate annualized payment of the Company Entities’ from such contracts or group of related contracts is reasonably expected to be in excess of $400,000;

(x)       any (A) joint venture or similar arrangements with third parties, (B) stockholders, investors rights, registration rights or similar Contracts or (C) Contract with any Governmental Authority (other than, in the case of clause (C), any such Contracts entered into the ordinary course of business with customers of the Company Entities);

(xi)       any agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company Entities (other than sales of inventory in the ordinary course of business), in each case, involving payments in excess of $1,000,000, other than agreements in which the applicable acquisition or disposition has been consummated and there are no obligations of any Company Entity ongoing;

(xii)       any material Contract providing for the uncapped indemnification with respect to any infringement, misappropriation or other violation of Intellectual Property of any Person by any Company Entity, excluding (A) indemnifications provided in Contracts entered into in the ordinary course of business and (B) contracts under which liability which cannot be limited or excluded by law; and

(xiii)       any agreement requiring capital expenditures after the date of this Agreement in an amount in excess of $1,000,000 in any calendar year.

(b)       Except as set forth in Schedule 3.9(b), each Contract disclosed (or required to be disclosed) on Schedule 3.9(a) and, as of the Closing, any other Contract in existence that would have been required to be disclosed on Schedule 3.9(a) if in existence on the date hereof (each, a “Company Material Contract”) (a) is in full force and effect (subject to expiring in accordance with its terms) and (b) represents the legal, valid and binding obligations of and are enforceable against the Company Entity party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of and are enforceable against the other parties thereto, in accordance with their respective terms, subject in each case to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles. Except as set forth in Schedule 3.9(b), (i) none of the Company Entities is in material breach of or material default under any Company Material Contract, (ii) none of the Company Entities has received any written notice of material breach of or material default under any Company Material Contract and (iii) to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in a material breach of, a material default under any Company Material Contract (in each case, with or without notice or lapse of time or both). The Company Entities have made available to Buyer a true, correct and complete copy of each of the written Company Material Contracts, together with all amendments, extensions, guarantees and other binding supplements thereto as of the date hereof. Since the date of the Latest Balance Sheet, none of the Company Entities has received any written notice of an intention to terminate or, in the case of a Company Material Contract related to an ongoing relationship with the other party thereto, determination not to renew or extend on substantially similar terms, any Company Material Contract by any of the parties to any Company Material Contract. With respect to any Company Material Contract that, by its terms, would automatically renew or extend absent notice or other action by a party thereto, no such party has given any such notice or taken any such action.

3.10       Intellectual Property. Schedule 3.10(A) sets forth a true and complete list of the registered trademarks, registered service marks, internet domain names, registered copyrights, and applications for any of the foregoing owned as of the date hereof by the Company and its Subsidiaries and all such issued and registered Intellectual Property is subsisting and in full force and effect, and, to the Knowledge of the Company, valid and enforceable. Schedule 3.10(B) sets forth a true and complete list of the patents and patent applications owned as of the date hereof by the Company and/or its Subsidiaries and, to the Knowledge of the Company, all such patents and patent applications are solely owned by the Company or its Subsidiaries or jointly owned by the Company and/or its Subsidiaries on the one hand and a third party on the other hand. Except as set forth in Schedule 3.10:

(a)       (i) the Company Entities solely and exclusively own and possess good title to all material Intellectual Property owned or purported to be owned by any of the Company Entities, including the Intellectual Property set forth in Schedule 3.10, and hold all of their right, title and interest in and to all material Company Intellectual Property free and clear of all Liens (other than Permitted Liens) and (ii) no material Intellectual Property exclusively licensed to or owned (or purported to be exclusively licensed to or owned) by any of the Company Entities has been adjudged invalid or unenforceable in whole or part;

(b)       the Company Entities own or have a valid and enforceable license or other sufficient right to use to all Intellectual Property necessary for, or used or held for use in, the conduct of the business of the Company Entities in all material respects;

(c)       since the Lookback Date, neither the Company nor any of its Subsidiaries has received any written notices from any third party with respect to infringement, misappropriation, or other violation of any third party Intellectual Property by any Company Entity;

(d)       no Company Entity has since the Lookback Date infringed, induced or contributed to the infringement of, misappropriated, or otherwise violated or is currently infringing, inducing or contributing to the infringement of, misappropriating, or otherwise violating the Intellectual Property of any third party;

(e)       there is no, and, since the Lookback Date, has been no, Proceeding pending or, to the Knowledge of the Company, threatened, against any Company Entity (i) alleging that the any Company Entity has infringed, misappropriated or otherwise violated any Intellectual Property of any third party or

(ii) challenging the validity, enforceability, scope, ownership or inventorship of, or any Company Entity’s rights in, any Company Intellectual Property;

(f)       to the Knowledge of the Company, no third party is currently infringing, misappropriating, or otherwise violating any Intellectual Property owned or controlled by any of the Company Entities, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole;

(g)       except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, (i) the Company Entities take reasonable steps designed to maintain the confidentiality of all Company Intellectual Property in the possession of the Company Entities, or that has been disclosed or otherwise made available to any of the Company Entities, the value of which to the Company Entities is contingent upon maintaining the confidentiality thereof, and, to the Knowledge of the Company, there has been no unauthorized disclosure of any such confidential Company Intellectual Property, (ii) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Intellectual Property and (iii)  there exist no restrictions on the disclosure, use, license or transfer of any Company Intellectual Property owned or purported to be owned by any of the Company Entities; and

(h)       except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, (i) the Company Entities have, since the Lookback Date, complied with all applicable Laws, contractual obligations and internal and external policies relating to privacy, data protection or the collection, storage, use or other processing of personal information in the course of their respective operations, (ii) no Proceedings have been asserted or, to the Knowledge of the Company, threatened against any Company Entity since the Lookback Date alleging a violation of any of the foregoing, (iii) the IT Assets operate and perform in a manner that permits the Company Entities to conduct their respective businesses as currently conducted, and the Company Entities take commercially reasonable steps designed to protect the security, integrity and continuous operation of the same and (iv) to the Knowledge of the Company, there has been no security breach or intrusion of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby) since the Lookback Date.

3.11       Legal Proceedings. Except as set forth in Schedule 3.11, there are, and since the Lookback Date there have been, no material Proceedings (x) pending or, to the Knowledge of the Company, threatened against any Company Entity or (y) pending or threatened by any Company Entity against any Person, in each case at law or in equity, or before or by any Governmental Authority or arbitrator that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. Except as set forth on Schedule 3.11, as of the date hereof, no Company Entity nor any of their respective assets or properties is subject to any material writ, judgment, consent, stipulation, award, order or decree of any court or other Governmental Authority.

3.12       Brokerage. Except for fees and expenses payable to Morgan Stanley & Co. LLC, a copy of whose engagement agreement related to the Merger has been provided to Buyer (with customary redactions), there are no claims for brokerage commissions, finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of any Company Entity or by which any Company Entity is bound for which Buyer or any of its Affiliates (including, following the Closing, the Company Entities) would have any liability.

3.13       Company Employee Benefit Plans.

(a)       Schedule 3.13(a) sets forth a list of each material Employee Benefit Plan as of the date hereof. With respect to each Employee Benefit Plan (other than an International Plan), the Company has made available to Buyer, copies of, as applicable, the plan document and any material amendments thereto and the most recently filed annual return/report (Form 5500) and, with respect to each material International Plan, the Company has made available to Buyer a summary of the material terms thereof.

(b)       Each Employee Benefit Plan has been maintained and administered in all material respects in accordance with its terms and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code and other applicable Laws. Other than routine claims for benefits, there is no material Proceeding pending or, to the Knowledge of the Company, threatened against an Employee Benefit Plan by any participant or beneficiary in such Employee Benefit Plan or any Governmental Authority. Since the Lookback Date, there has been no action, suit, proceeding or claim (other than routine claims for benefits) pending against, or to the Company’s knowledge, threatened against, any Employee Benefit Plan before any Governmental Authority, which, if determined or resolved adversely to the Company and its Subsidiaries, would reasonably be expected to have a Material Adverse Effect.

(c)       Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter or is in the form of a prototype or volume submitter plan that has received a favorable opinion letter from the Internal Revenue Service.

(d)       None of the Company Entities contributes to, has any obligation to contribute to or has any liability with respect to any Title IV Plan or any Multiemployer Plan. No Employee Benefit Plan is a “multiple employer plan” (as described in Section 413(c) of the Code) or a defined benefit plan. Neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to any Employee Benefit Plan that provides for post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Service Providers, except as required to avoid excise tax under Section 4980B of the Code.

(e)       Except as set forth in Schedule 3.13(e), (i) no Employee Benefit Plan would, by its terms, provide any material payment or benefit or accelerate the time of any material payment or vesting of any material compensation or benefits to any current or former Service Provider as a result of the transactions contemplated by this Agreement, (ii) nothing shall limit or restrict the right of any Company Entity or, after the Closing, Buyer, to merge, amend or terminate any Employee Benefit Plan, and (iii) the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) shall not result in the payment of any amount that would not be deductible under Section 280G of the Code.

(f)       Each Employee Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” (within the meaning of Section 409A or 457A of the Code) has been timely amended (if applicable) to comply and has been operated and administered in all material respects in compliance with, and all Company Entities have complied in practice and operation with, all applicable requirements of Sections 409A and 457A of the Code, and no amounts currently deferred or to be deferred under any such plan would be not determinable when otherwise includible in income under Section 457A of the Code. Except as set forth on Schedule 3.13(f), no Company Entity has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(g)       Each International Plan (i) has been maintained in all material respects in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets in all material respects all the requirements for such treatment, and (iii) if required by Applicable Law to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved or secured by an insurance policy, as applicable, to the extent required by Applicable Law and based on reasonable actuarial assumptions in accordance with applicable accounting principles.

3.14       Compliance with Applicable Laws.

(a)       Except as set forth in Schedule 3.14(a), none of the Company Entities is in material violation of, and since the Lookback Date, each of the Company Entities has complied in all material respects with, all material Laws of any Governmental Authority applicable to the Company Entities. Except as set forth in Schedule 3.14(a), since the Lookback Date, no Company Entity has received any written communication from a Governmental Authority that alleges that any Company Entity is not in compliance in all material respects with any material Laws, except with respect to matters that have been settled or resolved. There is no Order that is or would reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as whole.

(b)       Each Company Entity owns or possesses all right, title and interest in and to each of its respective Permits issued or granted by any Governmental Authority that are material to the conduct of the business of the Company Entities (the “Material Permits”) and has complied and is in compliance in all material respects with all such Material Permits, and no written or, to the knowledge of the Company, oral notices have been received by any Company Entity since the Lookback Date alleging the failure to hold any of the foregoing. The appropriate Company Entity has accurately filed all reports and paid all fees, assessments, and contributions required by the Material Permits and applicable Laws, except such reports, fees, assessment and contributions the failure of which to file or pay, as applicable, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Entity has obtained all required registrations and other certifications required for the conduct and operation of such Company Entity’s business in the jurisdictions in which such Company Entity operates. No written notice of violation or notice of forfeiture seeking to revoke, reconsider the grant of, cancel, suspend, modify or declare any of the Material Permits held by any Company Entity invalid has been received by the applicable Company Entity since the Lookback Date, is pending or, to the Knowledge of the Company, has been threatened before any Governmental Authority.

(c)       Each Company Entity has complied in all material respects with respect to any applicable “escheat,” “abandoned property,” “unclaimed property,” or other similar Laws.

3.15       Certain Business Practices.

(a)       Since the Lookback Date, no Company Entity nor any director, officer or employee of any Company Entity or, to the Knowledge of the Company, any other Person acting for or on behalf of any Company Entity, has, in relation to any Company Entity, violated any Anti-Corruption Law in any material respect.

(b)       Each Company Entity has maintained and currently maintains accurate books and records and maintains policies and procedures reasonably designed to ensure compliance in all material respects with Anti-Corruption Laws. There have been no false or fictitious entries made in the books and records of a Company Entity relating to any secret or unrecorded fund or any unlawful payment, gift or other thing of value, and no Company Entity has established or maintained a secret or unrecorded fund.

(c)       No Company Entity, nor, to the Knowledge of the Company, any of their respective directors, officers or employees, or, to the Knowledge of the Company, any other Person acting for or on behalf of any Company Entity, is a non-U.S. Government Official.

(d)       Since the Lookback Date, no Company Entity nor any director, officer or employee of any Company Entity or, to the Knowledge of the Company, any other Person acting for or on behalf of any Company Entity: (i) is named as a “specially designated national” on the most current list published by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), (ii) has been or is currently subject to any sanctions administered by OFAC, the U.S. Department of State, the United Nations Security Council or the European Union, or (iii) has engaged or is currently engaging in any business or other dealings with, in, involving or relating to (A) any country subject to a comprehensive embargo under the sanctions administered by OFAC, the U.S. Department of State, the United Nations Security Council or the European Union or (B) any Person subject to sanctions administered by OFAC, the U.S. Department of State, the United Nations Security Council or the European Union, in either case of (A) or (B), in material violation of any applicable sanctions.

(e)       Each Company Entity has, since the Lookback Date, conducted its import, export and reexport transactions in accordance in all material respects with all applicable import, export and reexport Laws administered by U.S. Customs and Border Protection, the Export Administration Regulations and the statutes, Executive Orders and regulations administered by OFAC.

3.16       Environmental.

(a)       Except as set forth in Schedule 3.16, each Company Entity is and, since the Lookback Date, has been in compliance in all material respects with all Environmental Laws, which compliance includes obtaining, maintaining, renewing and materially complying with all Permits (including any Permits related to the use, storage, handling or transportation of radioactive materials) required by Environmental Laws (“Environmental Permits”).

(b)       No Company Entity has, since the Lookback Date, received any written notice, demand, request for information, citation, summons or complaint regarding any violation of, or any liability under, any Environmental Law or Environmental Permit, except where such violation or liability would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       No Hazardous Material has been released at, on, under, to, in or from (i) any property or facility now or previously owned, leased or operated by, or (ii) any property or facility to which any Hazardous Material has been transported for disposal, recycling or treatment by or on behalf of, in each case any Company Entity (or any of their respective predecessors), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)       The Company has made available to Buyer copies of any material environmental investigation, study, audit, test, review, analysis or other report in the possession or control of the Company Entities that relates to any Company Entity (or any of their respective predecessors) or any property or facility now or previously owned, leased or operated by any Company Entity (or any of their respective predecessors).

3.17       Employees and Labor Matters.

(a)       As of the date hereof, except as set forth in Schedule 3.17(a), to the Knowledge of the Company, no Key Employee has indicated in writing that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement.

(b)       Except as set forth in Schedule 3.17(b), none of the Company Entities are party to or bound by any collective bargaining agreement or collective bargaining relationship with any labor organization, and since the Lookback Date, no labor organization or group of employees has filed any representation petition or made any written demand for recognition of a collective bargaining representative with respect to any Company Entity. To the Knowledge of the Company, as of the date hereof, no union organizing or decertification activities are underway or threatened with respect to the employees of any of the Company Entities, and no such activities have occurred from the Lookback Date through the date hereof. As of the date hereof, there are no strikes, walkouts, work stoppages or slowdowns, lockouts, picketing or other material labor disputes pending against the Company Entities or, to the Knowledge of the Company, threatened, and no such disputes have occurred since the Lookback Date.

(c)       Except as set forth in Schedule 3.17(c), since the Lookback Date, each of the Company Entities has complied with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, fair labor standards, nondiscrimination, workers compensation, collective bargaining and the withholding and payment of social security and other payroll Taxes, except where any such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Lookback Date, none of the Company Entities has implemented any plant closing or layoff of employees that triggered notice or other obligations under the WARN Act.

3.18       Regulatory Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company Entities are, and since the Lookback Date have been, in compliance with all applicable Regulatory Laws and Healthcare Laws; (ii) each of the Company Entities holds and is in compliance with, and since the Lookback Date has held and been in compliance with, all Permits required under Regulatory Laws for the operation of its respective business; (iii) there is, and since the Lookback Date there has been, no Proceeding arising under Regulatory Laws or Healthcare Laws that is pending or, to the Knowledge of the Company, threatened against any of the Company Entities; (iv) none of the Company Entities has received any written notice of, or is subject to, any order, settlement, judgment, injunction, decree, corporate integrity agreement, deferred prosecution agreement, Form-483, warning letter, recall or import alert, in each case involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Regulatory Laws or Healthcare Laws; (v) none of the Company Entities is, and since the Lookback Date none of the Company Entities has been, excluded from participating in any Governmental Health Program or debarred under any Regulatory Laws; (vi) all products manufactured or otherwise produced, distributed or sold, or services rendered, by or on behalf of the Company Entities have been manufactured and produced in accordance with applicable Regulatory Laws; (vii) none of the Company Entities has made an untrue statement of material fact or fraudulent statement to the FDA or any other similar Governmental Authority and (viii) there have been no product recalls (whether voluntary of involuntary) since the Lookback Date.

3.19       Affiliate Transactions. Schedule 3.19 sets forth a complete list as of the date hereof of all material agreements between any Company Entity, on the one hand, and any Related Party (other than a Company Entity), on the other hand, other than (x) employment agreements, equity or incentive equity documents and Organizational Documents, (y) loans and other extensions of credit for travel, business or relocation expenses or other employment-related purposes, in each case, in the ordinary course of business and (z) the Employee Benefit Plans.

3.20       Insurance. Schedule 3.20 sets forth each material insurance policy maintained as of the date hereof with respect to the properties, assets, businesses, directors and officers of the Company Entities. All of the insurance policies set forth or required to be set forth in Schedule 3.20 (the “Insurance Policies”) are, as of the date hereof, in full force and effect. No Company Entity is in material default with respect to its obligations under any such insurance policies, and there has not been any lapse in coverage under any Insurance Policy. There are no claims related to the business of the Company Entities pending under any

Insurance Policy as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights (other than ordinary course reservations of rights).

3.21       Customers and Suppliers.

(a)       Schedule 3.21(a) sets forth (i) a list of the top ten (10) customers of the Company Entities (on a consolidated basis determined by volume of sales to such customers) (each a “Top Customer”) and (ii) a list of the top ten (10) suppliers of the Company Entities (on a consolidated basis determined by volume of purchases from such suppliers) (each a “Top Supplier”), in each case for the fiscal years ended December 31, 2019 and December 31, 2020. Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written notice from any Top Customer or Top Supplier to the effect that any such Top Customer or Top Supplier will stop, or materially decrease the rate of, buying or supplying materials, products or services from or to the Company Entities.

(b)       Schedule 3.21(b) sets forth, in all material respects, a true and accurate list, as of the date hereof, of all (i) backlog amounts and (ii) deposit amounts relating to customers of the Company Entities, together with reasonably detailed information regarding the specific customers and studies to which such backlog or deposit amounts relate.

3.22       EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 3, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF ITS BUSINESSES OR ASSETS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ITS ASSETS, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND BUYER AND MERGER SUB HAVE RELIED SOLELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF. FURTHER, EXCEPT AS EXPRESSLY SET FORTH IN THIS Article 3 THE COMPANY HEREBY EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, LEGAL OR CONTRACTUAL, EXPRESS OR IMPLIED, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER, MERGER SUB OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA). NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, BUYER ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, WHETHER EXPRESS OR IMPLIED, ARE MADE WITH RESPECT TO (I) ANY OF THE SPECIFIED TRADEMARKS OR (II) ANY OF THE PATENTS OR PATENT APPLICATIONS INCLUDED IN THE COMPANY INTELLECTUAL PROPERTY, OTHER THAN THE REPRESENTATIONS AND WARRANTIES MADE IN THE SECOND SENTENCE OF SECTION 3.10.

Article 4

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Each of Buyer and Merger Sub represents and warrants to the Company as follows:

4.1       Organization; Ownership of Merger Sub; No Prior Activities.

(a)       Buyer and Merger Sub are each a Delaware corporation duly organized, validly existing and in good standing under the Laws of Delaware and are qualified to do business as a foreign corporation and are in good standing in each jurisdiction in which the failure to so be in good standing or qualify would reasonably be expected to, individually or in the aggregate with all other such failures, have a material adverse effect on Buyer’s or Merger Sub’s ability to perform each of their respective obligations under this Agreement, the Related Agreements or consummate the transactions contemplated hereby or thereby.

(b)       Buyer owns, directly or indirectly, 100% of the issued and outstanding shares of capital stock of Merger Sub. Buyer has all requisite corporate power and authority necessary to own and operate its properties and to carry on its business as now conducted and to enter into this Agreement and consummate the transactions contemplated hereby and thereby. The copies of the Organizational Documents of Merger Sub that have been made available to the Company reflect all amendments made thereto at any time prior to the date of this Agreement.

(c)       Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Related Agreements to which it is or will be a party. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have (i) prior to the Closing engaged in any other business activities or (ii) incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligation or liability or engaged in any business activity of any type or kind whatsoever or entered into any Contract with any Person.

4.2       Authorization; No Breach.

(a)       Buyer and Merger Sub each have all requisite organizational power and authority to execute and deliver this Agreement and the Related Agreements to which such Person is or will be a party, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of, and performance by, Buyer and Merger Sub of this Agreement has been, and with respect to any Related Agreements to which such Person will be a party, will be prior to the Closing, authorized by all required action on the part of such Person and its directors, shareholders, managers and members, as applicable. This Agreement and the Related Agreements to which each of Buyer and Merger Sub is or will be a party have been or will be, at or prior to the Closing, duly executed and delivered by such Person and, subject to the due authorization, execution and delivery of this Agreement and the Related Agreements to which such Person is or will be a party by the other parties hereto and thereto, constitute, or when executed and delivered will constitute, valid and binding agreements of such Person, enforceable against such Person in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles.

(b)       Assuming receipt of and subject to the HSR Clearance (and assuming the accuracy of the representations and warranties in Section 3.2(b)), except as set forth in Schedule 4.2(b), the execution, delivery and performance of this Agreement and the Related Agreements to which Buyer or Merger Sub is or will be a party by Buyer and Merger Sub, as applicable, do not and will not (with or without the giving of notice or the lapse of time, or both) (i) result in any material breach of any of the provisions of, (ii) constitute a material default under, (iii) give any third party the right to terminate, cancel, accelerate or modify any right or obligation of Buyer, Merger Sub or any of Buyer’s other Subsidiaries under, (iv) result in the creation of any lien, security interest, charge or encumbrance on any of the shares of capital stock or other equity interests or any material assets of Buyer, Merger Sub or any of Buyer’s other Subsidiaries pursuant to the provisions of or (v) require any authorization, consent, approval, exemption or other action by, or notice to, any Governmental Authority, in each case, except as has been obtained or as contemplated by this Agreement, under (w) the Organizational Documents of Buyer, Merger Sub or any of Buyer’s other Subsidiaries, (x) any material Contract to which any of Buyer, Merger Sub or any of Buyer’s other Subsidiaries is a party or by which any of their assets are bound, (y) any judgment, order or decree to which Buyer, Merger Sub or any of Buyer’s other Subsidiaries is subject or (z) any Law to which any of Buyer, Merger Sub or any of Buyer’s other Subsidiaries is subject, except, in the case of each of the foregoing clauses (x), (y) and (z), where it would not, individually or in the aggregate, have a material adverse effect on Buyer’s or Merger Sub’s ability to perform each of their respective obligations under this Agreement, the Related Agreements or consummate the transactions contemplated hereby or thereby.

4.3       Legal Proceedings. As of the date hereof, there are no Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer or Merger Sub at law or in equity, or before or by any Governmental Authority, except for any such Proceedings that have not had and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Buyer’s or Merger Sub’s ability to perform each of their respective obligations under this Agreement, the Related Agreements or consummate the transactions contemplated hereby or thereby.

4.4       Investigation. Buyer acknowledges that Buyer is conducting its own investigation and analysis, and is relying solely on the express representations and warranties set forth in Article 3 (and is not relying on any other representations, warranties or information) in entering into the transactions contemplated by this Agreement. Buyer is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer has been afforded to its satisfaction access to the books and records, facilities and personnel of the Company Entities for purposes of conducting a due diligence investigation, has received all information requested by it and its Representatives from the Company Entities and has conducted to its satisfaction a due diligence investigation of the Company Entities.

4.5       Financing. Buyer has the financial capability and all sufficient cash on hand necessary to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein (including the ability to (i) fund the entire Aggregate Closing Consideration and (ii) pay in full all Closing Repaid Indebtedness and all other fees, costs and expenses payable by Buyer and its Affiliates on the Closing Date in connection with the consummation of the transactions contemplated by this Agreement), and will have such financial capability as of the Closing Date. Buyer hereby agrees that it is not a condition or contingency to Closing or to any of its or Merger Sub’s obligations under this Agreement that Buyer or Merger Sub obtains financing or funding for the transactions contemplated by this Agreement.

4.6       Brokerage. None of the Company Entities have any liability or obligation to pay brokerage commissions, finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by Buyer or on behalf of Buyer.

4.7       Investment Intent; Restricted Securities. Pursuant to the transactions contemplated hereby, Buyer is acquiring the Company Shares solely for Buyer’s own account, for investment purposes only and not with a view to, or with any present intention of, reselling or otherwise distributing the Company Shares or dividing its participation therein with others. Buyer understands and acknowledges that (a) none of the Company Shares have been registered or qualified under the Securities Act or under any securities Laws of any state of the United States or any other jurisdiction and were issued in reliance on specific exemptions thereunder, (b) the Company Shares constitute “restricted securities” as defined in Rule 144 under the Securities Act, (c) none of the Company Shares are traded or tradable on any securities exchange or over the counter, and (d) none of the Company Shares may be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless a registration statement under the Securities Act with respect to such Company Shares, as applicable, and qualification in accordance with any applicable state securities Laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Buyer will not sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of any of the Company Shares acquired hereunder or any interest therein in any manner that may cause the Company Shareholders to be in violation of the Securities Act or any applicable state securities Laws. Buyer is an “accredited investor” as defined in Rule 501(a) of the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated by this Agreement and of ownership of the Company Shares.

4.8       Solvency. Immediately after giving effect to the Merger and assuming (i) the accuracy of the representations and warranties of the Company set forth in Article 3 and (ii) the satisfaction of the conditions to Closing set forth in Article 2, each of Buyer and the Surviving Company and its Subsidiaries shall (a) be able to pay their respective debts as they become due; (b) own property which has a fair saleable value greater than the amounts required to pay their respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer, Merger Sub or the Company or its Subsidiaries.

4.9       EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. THE REPRESENTATIONS AND WARRANTIES MADE BY BUYER AND MERGER SUB IN THIS Article 4 ARE IN LIEU OF AND ARE EXCLUSIVE OF ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY IMPLIED WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS Article 4, EACH OF BUYER AND MERGER SUB HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, LEGAL OR CONTRACTUAL, EXPRESS OR IMPLIED.

Article 5

COVENANTS AND AGREEMENTS

5.1       Operation of the Business.

(a)       During the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 6.1 (the “Interim Period”), except (i) as set forth on Schedule 5.1, (ii) as otherwise set forth in this Agreement (including the Disclosure Schedules), (iii) consented to in writing by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), (iv) as required by any applicable Law or any Contract to which a Company Entity is a party as of the date hereof or (v) to the extent the Company determines, in its reasonable discretion and after engaging in good faith discussions with Buyer, may be necessary or advisable in accordance with COVID-19 Measures binding upon or applicable to the Company Entities or otherwise in response to health and safety considerations related to COVID-19, the Company will (A) use reasonable best efforts to conduct its business and the business of the other Company Entities in all material respects in the ordinary course of business consistent with past practice and (B) use its reasonable best efforts, with respect to itself and the other Company Entities, to manage working capital (including the timing of collection of accounts receivable and payment of accounts payable) in the ordinary course of business consistent with past practice; provided, that the Company Entities may use available cash to pay any Sellers’ Transaction Expenses or Indebtedness prior to the Closing, for distributions or dividends or for any other purpose. Without limiting the foregoing, during the Interim Period, except (i) as otherwise provided for in this Agreement (including the Disclosure Schedules), (ii) as consented to by Buyer in writing (which consent will not be unreasonably withheld, conditioned or delayed), (iii) in the ordinary course of business of the

Company Entities consistent with past practice, (iv) as required by any applicable Law or any Contract to which a Company Entity is a party as of the date hereof or (v) to the extent the Company determines, in its reasonable discretion and after engaging in good faith discussions with Buyer, may be necessary or advisable in accordance with COVID-19 Measures binding upon or applicable to the Company Entities or otherwise in response to health and safety considerations related to COVID-19, the Company will not, and will not permit any of the other Company Entities to, intentionally take any action that, if taken after the date of the Latest Balance Sheet, would be required to be disclosed on the Disclosure Schedules pursuant to Section 3.6(b) through Section 3.6(s); provided, that, for purposes of the foregoing, each reference to “Key Employee” in Section 3.6(i) shall be deemed to be replaced by “Service Provider”.

(b)       Nothing in this Section 5.1 is intended to result in any of the Company Entities ceding control to Buyer of any of the Company Entities’ basic ordinary course of business and commercial decisions prior to the Closing Date.

5.2       Access. During the Interim Period, the Company will grant to Buyer and its authorized Representatives reasonable access, during normal business hours and upon reasonable notice in a manner so as not to interfere with the normal business operations of the Company Entities, to books and records of the Company Entities that are in the possession or under the control of the Company Entities, in each case to the extent reasonably necessary to enable Buyer to complete the transactions contemplated by this Agreement; provided that (i) such access occurs in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, and (ii) nothing in this Agreement will require any Company Entity to provide access to, or to disclose any information to, Buyer, Merger Sub or any of their respective Representatives if such access or disclosure would (based on the Company’s good faith determination) be reasonably likely to (A) result in the loss or waiver of any legal privilege or breach any duty of confidentiality owed to any Person, (B) be in violation of any applicable Laws (including Antitrust Laws) or the provisions of any Contract to which any Company Entity is a party, or (C) result in access to any material manufacturing standard operating procedures or protocols that are maintained as trade secrets that would cause competitive harm to the Company if the transactions contemplated by this Agreement are not consummated (provided, that, in each case, the Company will, and will cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information (w) as necessary to comply with applicable Laws and contractual arrangements in effect on or after the date hereof, (x) as necessary to address reasonable legal privilege and (y) as necessary to protect competitively sensitive information covered by clause (C) above). Other than as expressly provided in the preceding sentence, Buyer and Merger Sub are not authorized to and will not (and will cause their Representatives and Affiliates not to) contact any officer, director, employee, manager, customer, supplier, distributor, lessee, lessor, lender or other material business relation of any of the Company Entities prior to the Closing without the prior written consent of the Company (provided, that the foregoing restriction shall not prohibit any contacts or communications with (1) such Persons in the ordinary course of business unrelated to the Company Entities or the transactions contemplated by this Agreement, provided, further, that no reference to this Agreement or the transactions contemplated hereby are made, or (2) (A) the Company's Chief Executive Officer and Chief Financial Officer and (B) following consultation by Buyer in good faith with the Company’s Chief Executive Officer or Chief Financial Officer, any other employees of the Company, in each case, on a reasonable basis for purposes of integration planning). Buyer and Merger Sub will, and will cause their respective Representatives to, abide by the terms of the Confidentiality Agreement with respect to such access and any information furnished pursuant to this Section 5.2. For the avoidance of doubt, in no event will the access provided for in this Section 5.2 or any other obligation of the Company Entities hereunder include any right of Buyer or any of its Affiliates or Representatives to conduct any invasive sampling or analysis of environmental media, including of the nature commonly referred to as a “Phase II Environmental Investigation” or any soil or groundwater testing.

5.3       Termination of Related Party Agreements. Except for (a) any ordinary course agreements incident to the employment by any Company Entity of any Company Shareholder and (b) those arrangements set forth on Schedule 5.3, at or prior to the Closing (with such termination, payment, settlement or discharge effective as of Adjustment Calculation Time), the Company shall, and shall cause the other Company Entities to, (i) pay, settle or discharge all account balances owed from any Company Entity to any Related Party of such Company Entity (other than any intercompany balances between the Company Entities) and (ii) terminate all Contracts between or among any Company Entity, on the one hand, and any Related Party of such Company Entity (other than intercompany agreements between the Company Entities, as applicable), on the other hand (including any Contract set forth on Schedule 3.19), in each case without any continuing liability or obligation of any of the Company Entities thereunder.

5.4       Exclusivity. During the Interim Period, each of the Company Entities, on behalf of themselves and each of their respective controlled Affiliates, agrees that they (a) will not, and will use reasonable best efforts to cause their respective Representatives not to, solicit, initiate or knowingly encourage any proposal or offer from any Person (other than Buyer and its Affiliates and Representatives) for the acquisition of all or any material portion of the equity interests or all or any material portion of the assets of the Company Entities and (b) will, and will use reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Buyer and its Affiliates and Representatives) conducted heretofore with respect to the acquisition of all or any material portion of the equity interests or all or any material portion of the assets of the Company Entities.

5.5       Press Release and Announcements. The Parties agree that, during the Interim Period, no public release or announcement related to the transactions contemplated by this Agreement will be issued or made by or on behalf of Buyer, on the one hand, without the prior consent of the Sellers’ Representative, or by or on behalf of any Company Entity or any of the Company Shareholders, on the other hand, without the prior consent of Buyer, in each case not to be unreasonably withheld, delayed or conditioned, except that each of the Parties may make announcements to the extent such Party reasonably determines in good faith that such announcement is required by applicable Law or regulation (or by obligations pursuant to any listing agreement with any national securities exchange or stock market, in which case the Party making such release or announcement will, to the extent practicable and permitted under applicable Law or regulation, allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance). Notwithstanding the foregoing, with respect to any information that has been publicly disclosed or announced in accordance with the terms of this Section 5.5, following such public disclosure or announcement, such information may be included by any Party in any subsequent public disclosure or announcement. Buyer, the Sellers’ Representative and the Company will each cooperate in good faith to prepare a press release to be issued on the Closing Date, the contents of which will be mutually agreed upon by Buyer, the Sellers’ Representative and the Company. The Parties further acknowledge and agree that the Company Shareholders may disclose such terms and the existence of this Agreement and the transactions contemplated by this Agreement to their Affiliates in order that such Persons may provide information of the kind customarily provided with respect to their investments about the subject matter of this Agreement and the transactions contemplated by this Agreement to their respective limited partners and prospective limited partners in connection with their fundraising, marketing, informational and reporting activities, in each case so long as such recipients are obligated to keep such information confidential.

5.6       Confidentiality. The information provided pursuant to this Agreement will be used solely for the purpose of effecting the transactions contemplated by this Agreement and will be governed by all the terms and conditions of the Confidentiality Agreement. Each of Buyer and Merger Sub acknowledges that all information provided to it and to any of its Affiliates or Representatives by or on behalf of the Company or any of its Affiliates or Representatives (including pursuant to Section 5.2) is subject to the terms of the Confidentiality Agreement, the terms of which are hereby incorporated into this Agreement by reference; provided that if there is any contradiction between the terms of this Agreement and the terms of the Confidentiality Agreement, then the terms of this Agreement will control and govern to the extent of such contradiction.

5.7       Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 5.8 and this Section 5.7), each of the Parties will use its reasonable best efforts to cause its conditions to Closing to be satisfied and the Closing to occur as promptly as practicable and no Party will take any action designed to prevent, impede or delay the Closing; provided that, notwithstanding the foregoing or anything else contained herein, the Company Entities will not be required to (a) expend any money to remedy any breach of any representation or warranty hereunder, (b) commence any litigation or arbitration proceeding, (c) waive or surrender any right or modify any agreement (including any Material Contract), (d) offer or grant any accommodation or concession (financial or otherwise) to any third party, (e) make any payment to third parties, (f) obtain any consent required for the consummation of the transactions contemplated hereby, (g) waive or forego any right, remedy or condition hereby or (h) provide financing to Buyer or Merger Sub for the consummation of the transactions contemplated hereby.

5.8       Regulatory Approvals.

(a)       Buyer and the Company will each file or cause to be filed, promptly (but in any event by no later than February 18, 2021) after the date of this Agreement, any notifications or the like required to be filed under the HSR Act and all other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement. With respect to filings under the HSR Act, each of the Company, Buyer and Merger Sub will seek early termination of the waiting period under the HSR Act. Buyer, Merger Sub and the Company will respond to any requests for additional information made by any agencies as soon as advisable and use reasonable best efforts to take all other actions necessary and advisable (and not omit or fail to take any action necessary and advisable) to cause the waiting periods (and any extensions thereof) or other requirements under the HSR Act and all other applicable Antitrust Laws to terminate or expire no later than necessary to ensure that the Closing will occur no later than the Outside Date (assuming all other conditions to Buyer’s and Merger Sub’s obligation to close have been satisfied or will be satisfied at the Closing), including (subject to the Sellers’ Representative’s rights under Section 6.1) resisting in good faith, at Buyer’s cost and expense (including the institution or defense of legal Proceedings), any assertion that the transactions contemplated by this Agreement constitute a violation of any Antitrust Laws, all to the end of expediting consummation of the transactions contemplated by this Agreement and ensuring that the Closing will occur no later than the Outside Date. The “reasonable best efforts” of Buyer will include Buyer entering into and performing one or more agreements to hold separate and divest or license such businesses, products and assets of the Company Entities and/or of Buyer and/or its Affiliates, and to take all such other actions as may be necessary to obtain the agreement or consent of any Governmental Authority to the transactions contemplated by this Agreement, in each case, on such terms as may be required by such Governmental Authority and at such time as may be necessary to ensure that the Closing will occur no later than the Outside Date, so long as such action is conditioned upon the occurrence of the Closing. Buyer and Merger Sub shall not, and shall not permit any of their Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, in each case, that would reasonably be expected to impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding an Proceeding by, any Governmental Authority under Antitrust Laws necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period. The “reasonable best efforts” of the Company will include the Company, at the written request of Buyer, agreeing to take any action (at Buyer’s expense) as may be necessary to obtain the agreement or consent of any Governmental Authority to the transactions contemplated by this Agreement, so long as, such action is conditioned upon the occurrence of the Closing.

(b)       Subject to the limitations set forth in Section 5.7, during the Interim Period, Buyer and the Company will each, at their respective cost and expense, use reasonable best efforts to make all filings and obtain all consents, approvals or authorizations required to be obtained, if any, in order to ensure the transfer or continued effectiveness of all Environmental Permits and related financial assurances on the Closing Date.

(c)       During the Interim Period, Buyer will at its sole cost: (i) use reasonable best efforts to determine which additional filings are required to be made by Buyer prior to the Closing Date and which consents, approvals, permits or authorizations are required to be obtained prior to the Closing Date from Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Regulatory Approvals”), (ii) make all such filings and seek all such Regulatory Approvals as promptly as practicable and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement. The Company agrees to use reasonable best efforts to (and will cause the Company Entities to use reasonable best efforts to) promptly respond to any requests for information, inquiries or undertakings or commitments sought by the Governmental Authorities from the Company Entities in connection with the Regulatory Approvals.

(d)       Without limiting the generality of the foregoing, each of Buyer and Merger Sub, on the one hand, and the Company, on the other hand, will, unless prohibited by applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (i) not participate in or attend any meeting, or engage in any material conversation, with any Governmental Authority in respect of the transactions contemplated by this Agreement without the other party, (ii) give the other party reasonable prior notice of any such meeting or conversation, (iii) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (iv) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the transactions contemplated by this Agreement, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and allow the other party a reasonable opportunity to provide comments on such filing, submission or communication prior to submission and (v) furnish the other party with copies of all substantive filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authorities’ staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby, provided however, that materials may be provided on an outside-counsel only basis as necessary to comply with contractual arrangements or applicable Laws and as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Further, each of Buyer and the Company shall notify the other promptly upon the receipt of: (A) any communication from any official of any Governmental Authority in connection with any filing made pursuant to this Agreement; (B) knowledge of the commencement or threat of commencement of any Proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement (and shall keep the other party informed as to the status of any such Proceeding or threat); and (C) any request by any official of any Governmental Authority for any amendment or supplement to any filing made pursuant to this Agreement or any information required to comply with any legal requirements applicable to the transactions contemplated by the Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, Buyer shall, following consultation with the Company and after giving due and good faith consideration to its views and Buyer’s obligation to use its reasonable best efforts to consummate the transactions contemplated by this Agreement, (A) direct and control all aspects of the

Parties’ efforts to gain regulatory clearance before any Governmental Authority with respect to the transactions contemplated hereby pursuant to any Antitrust Law, including any timing agreements, understandings or commitments entered into with or made to any Governmental Authority, and (B) take the lead in communicating with regulators and control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority with respect thereto.

5.9       Consents. Prior to the Effective Time, at the written request of Buyer, the Company shall use its reasonable best efforts (and the Company shall cause the other Company Entities to use their respective reasonable best efforts) to obtain any consents or waivers (including under any Contracts) from, or provide notice to, any Person (excluding a Governmental Authority) that is necessary for the execution and delivery of this Agreement or with respect to the transactions contemplated hereby, in each case, to the extent set forth on Schedule 5.9; provided that in connection with obtaining any such third-party consent or waiver, no Company Entity will be required to make any payment to such Person (and, without the written consent of Buyer, no Company Entity shall) agree to make any payment to such Person, grant any accommodations or accept any amendment, conditions or obligations.

5.10       Director and Officer Liability and Indemnification.

(a)       Without limiting any additional rights that any Person may have under any other agreement, from the Closing Date through the sixth anniversary of the date on which the Closing Date occurs, Buyer will indemnify and hold harmless each present (as of immediately prior to the Closing) and former officer, director, manager, employee, fiduciary or agent of any of the Company Entities, in each case, acting in the capacity as a director or officer of any of the Company Entities (the “D&O Indemnified Parties”) to the same extent such persons are currently indemnified by the applicable Company Entity pursuant to such Company Entity’s Organizational Documents against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding arising out of or relating to (i) the fact that the D&O Indemnified Party is or was an officer or director of a Company Entity, or otherwise acting in the capacity as a director or officer of a Company Entity, or (ii) matters existing or occurring on or prior to the Closing Date (including this Agreement and the transactions and actions contemplated by this Agreement) related to such person’s conduct as an officer or director of a Company Entity, or otherwise acting in the capacity as a director or officer of a Company Entity, whether asserted or claimed prior to, on or after the Closing Date, to the fullest extent permitted under applicable Law. In the event of any such Proceeding, (w) each D&O Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any Proceeding or investigation from Buyer or the Company within ten Business Days of receipt by Buyer from the D&O Indemnified Party of a request therefor, so long as such request is accompanied by an undertaking to repay such advances to the extent required by applicable Law, (x) neither Buyer, the Company, nor any of their respective Affiliates, will settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding (in either case in which indemnification could be sought by such D&O Indemnified Party hereunder) unless such settlement, compromise or consent (I)(A) includes an unconditional and full release of such D&O Indemnified Party from all liability arising out of such Proceeding, (B) does not involve any finding or admission of violation of Law or admission of any wrongdoing or violation of any other Person’s rights and does not include a statement or admission of fault, culpability or failure to act on the part of the D&O Indemnified Party and (C) does not subject the D&O Indemnified Party to any injunctive relief or other equitable remedy, or (II) or such D&O Indemnified Party otherwise consents, (y) the D&O Indemnified Party shall not without the prior consent of Buyer or the Surviving Company, settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding (in either case in which indemnification is being sought by such D&O Indemnified

Party hereunder) and (z) the D&O Indemnified Parties, Buyer, the Company Entities, and their respective Affiliates will cooperate in the defense of any such matter.

(b)       None of the D&O Indemnified Parties, Buyer, the Company, or any of their respective Affiliates, will settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding without approval of the applicable director and officer insurance provider to the extent such indemnification obligation is covered in the “tail” insurance policies referred to in Section 5.10(d).

(c)       From and after the Closing through the sixth anniversary of the Closing Date, Buyer will not, and will not permit any of the Company Entities to, amend, repeal or modify in a manner adverse to the beneficiary thereof any provision in the Surviving Company’s or any other Company Entities’ Organizational Documents or any indemnification or similar agreements relating to the exculpation or indemnification of former officers, managers, directors, employees, fiduciaries or agents of the Company Entities in effect immediately prior to the Closing, it being the intent of the Parties that the officers, managers, directors, employees, fiduciaries and agents of the Company Entities prior to the Closing will, following the Closing, continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Law. Buyer will pay all reasonable expenses, including reasonable attorneys’ fees that may be incurred by any D&O Indemnified Party in enforcing the covenants set forth in this Section 5.10.

(d)       In conjunction with the Closing, the Company (at Buyer’s expense) will obtain, maintain and fully pay for irrevocable “tail” insurance policies covering all Persons who were officers or directors of any of the Company Entities, or managers, employees, fiduciaries or agents acting in the capacity as a director or officer of a Company Entity, in each case, at or prior to the Closing with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company Entities’ current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company Entities’ existing policies with respect to matters existing or occurring at or prior to the Closing Date.

(e)       In the event that Buyer, any Company Entity or any of their respective successors or assigns, at any time from the Closing Date through the six (6) year anniversary of the Closing Date, (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in either such case, Buyer will make proper provision so that the successors and assigns of Buyer or the applicable Company Entities, as the case may be, expressly assume the obligations set forth in this Section 5.10. Notwithstanding anything in this Agreement or elsewhere to the contrary, the provisions of this Section 5.10 will survive the consummation of the Closing indefinitely.

(f)       The obligations of Buyer and its Subsidiaries (including the Company Entities) under this Section 5.10 will not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the prior written consent of such affected Person. Each D&O Indemnified Party is an express third party beneficiary of this Section 5.10.

5.11       Expenses; Transfer Taxes. Each Party will be solely responsible for payment of any fees and expenses incurred by or on behalf of it or its Affiliates in connection with the transactions contemplated by this Agreement or otherwise required by applicable Law; provided, that (i) any fees or expenses of any Company Entity incurred by or at the written direction of Buyer or any of its Affiliates will not constitute Sellers’ Transaction Expenses and will be paid by Buyer; (ii) all filing fees incurred in connection with obtaining the HSR Clearance or any other filing required by Antitrust Law, will be paid by Buyer; and (iii) any fees or expenses incurred in connection with obtaining the “tail” insurance policies required pursuant to Section 5.10 will be paid by Buyer. If this Agreement is terminated prior to consummation of the Closing, each Party will pay all fees and expenses incurred by such Party in connection with this Agreement and the transactions contemplated by this Agreement or otherwise required by applicable Law. If the Closing occurs, all gross receipts, excise, transfer, property, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), shall be borne 50% by Buyer and 50% by the Company Shareholders (as a Sellers’ Transaction Expense). Buyer will prepare and file, at its own expense, any Tax Returns and other documentation with respect to all such Taxes, fees and charges, and the Parties will, and will cause their Affiliates to, join in the execution of such Tax Returns and other documentation to the extent required by applicable Law; provided, that, Sellers’ Representative shall have the right to review and approve (not to be unreasonably withheld, conditioned or delayed) any Tax Return in respect of Transfer Taxes required by applicable Law to be executed by Sellers’ Representative or any of its Affiliates.

5.12       Post-Closing Record Retention and Access.

(a)       For a period of six years after the Closing Date, Buyer will preserve and retain, and cause the Company Entities to preserve and retain, and maintain in an accessible form, all corporate, accounting, Tax, legal, auditing and other books and records of the Company Entities relating to the conduct of the business and operations of the Company Entities prior to the Closing Date in a manner consistent with Buyer’s ordinary course records retention practices.

(b)       From and after the Closing, Buyer will provide, and will cause the Company Entities to provide, the Sellers’ Representative and its authorized Representatives with reasonable access (for the purpose of examining and copying), during normal business hours and upon reasonable notice in a manner so as not to unreasonably interfere with the normal business operations of Buyer or the Company Entities, to any of the books and records and other materials in the possession of the Company Entities relating to periods prior to the Closing Date to the extent (a) reasonably required by a Company Shareholder in connection with any Tax audit or other action by a Governmental Authority with respect to such Company Shareholder’s ownership of Company Shares prior to the Effective Time or (b) related to the defense of a claim made by a third party (other than Buyer or its Affiliates). Notwithstanding anything herein to the contrary, no access, disclosure or copying pursuant to this Section 5.12 shall be permitted (i) for a purpose related to a dispute or potential dispute with Buyer and the Company Entities or any of their respective Affiliates, or (ii) if it would result in a loss of any attorney-client privilege, violate any confidentiality agreement or any applicable Law; provided that, in the case of this clause (ii), Buyer and the Company Entities and the Sellers’ Representative shall cooperate in good faith to develop substitute arrangements, to the extent reasonably possible, that do not result in the loss of such privilege, breach of such agreement or violation of such applicable Law.

5.13       Tax Matters; Tax Returns.

(a)       Buyer will, and will cause each of the Company Entities to, and the Sellers’ Representative will, cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns with respect to Pre-Closing Tax Periods and any Tax Matter, including, for the avoidance of doubt, any refund claims under Section 5.13(f). Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return or Tax Matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company Entities will retain all books and records with respect to Tax matters pertinent to the Company Entities relating to any Tax periods and will abide by all record retention agreements entered into with any Taxing Authority. Buyer and the Sellers’ Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Taxing Authority or any other Person and to take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any Party or any Company Shareholder with respect to the consummation of the transactions contemplated by this Agreement.

(b)       The Parties will, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Company Entities for all Tax purposes. For the purposes of this Agreement, in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, receipts or payroll of the Company Entities for any portion of the taxable period ending on the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Company Entities for a Straddle Period that relates to the portion of the taxable period ending on the Closing Date will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis; provided, further, that for purposes of such allocation, transactions occurring or actions taken on the Closing Date but after the Closing by Buyer or by, or with respect to, any Company Entity that are outside the ordinary course of business and not expressly contemplated by this Agreement shall be treated as occurring after the Closing Date; provided, further, that all Transaction Tax Deductions shall be allocated to a Pre-Closing Tax Period.

(c)       With respect to Tax Returns in respect of income taxes of the Company Entities for Pre-Closing Tax Periods that are to be filed after the Closing Date and before the later of (x) the final determination of the Aggregate Closing Consideration pursuant to Section 1.12 and (y) the payment of all amounts due to Company Shareholders under Section 5.13(f): (i) other than with respect to Tax Returns relating to Tax Refunds, Buyer shall prepare such Tax Returns (or cause such Tax Returns to be prepared) in accordance with the past custom and practice of the Company Entities (except as otherwise required by applicable Law); (ii) such Tax Returns shall reflect all applicable Transaction Tax Deductions in the portion of such Tax Returns ending on the Closing Date; and (iii) if and to the extent any Tax liability reflected on such Tax Return could reasonably be expected to reduce the Aggregate Closing Consideration or the Tax Refunds, Buyer shall provide a copy of each such Tax Return to Sellers’ Representative for its review and comment at least fifteen (15) days prior to the deadline for filing such Tax Return (taking into account applicable extensions), and Buyer shall reflect all reasonable comments made by the Sellers’ Representative within ten (10) days after Buyer provides such Tax Returns.

(d)        Following the Closing and until the later of (x) the final determination of the Aggregate Closing Consideration pursuant to Section 1.12 and (y) the payment of all amounts due to Company Shareholders under Section 5.13(f), without the prior written consent of the Sellers’ Representative, the Buyer shall not, and shall cause the Company Entities not to, (i) amend, refile, or otherwise modify any Tax Return in respect of income taxes of any Company Entity with respect to any Pre-Closing Tax Period, (ii) make, change, rescind, revoke, or otherwise modify any Tax election or adopt or change any accounting method, period, or practices, in each case that has retroactive effect to any Pre-Closing Tax Period of any Company Entity in respect of income taxes, (iii) extend or waive the applicable statute of limitations with respect to a Tax or a Tax Return of any Company Entity with respect to any Pre-Closing Tax Period in respect of income taxes, (iv) enter into any voluntary disclosure agreement with any Taxing Authority with respect to Taxes or Tax Returns of any Company Entity in respect of income taxes, (v) enter into any closing agreement or otherwise settle (in whole or in part) any Tax audit, claim, examination, action, litigation, suit, or other proceeding with respect to any Company Entity for a Pre-Closing Tax Period in respect of income taxes, (vi) surrender any right to claim a refund or credit of income

Taxes of any Company Entity, or (vii) initiate discussions or examinations with any Taxing Authority in respect of income taxes or make any voluntary disclosures regarding income Taxes of any Company Entity with respect to any Pre-Closing Tax Period, in each case of (i) through (vii), to the extent any such action could reasonably be expected to reduce the Aggregate Closing Consideration or the Tax Refunds.

(e)       The Parties acknowledge and agree that for U.S. federal (and applicable state and local) income Tax purposes the transfer by the Company of any shares of common stock and warrants to acquire shares of common stock, of Northwest Biotherapeutics, Inc. to the Company Shareholders in partial redemption of their equity interests in the Company prior to the Closing (the “Redemption Transaction”) is intended to be integrated with the Company Shareholders’ sale of Company Shares to Buyer pursuant to this Agreement and treated as a sale or exchange of such equity interests in the Company pursuant to Zenz v. Quinlivan, 213 F.2D 917 (6th Cir. 1954). The Company shall provide Buyer with drafts of documents that will effect the Redemption Transaction at least five Business Days before the Redemption Transaction will occur and reflect all reasonable and timely comments from Buyer with respect to such document and the Redemption Transaction. Unless otherwise required by a “determination” within the meaning of Code Section 1313(a) (or any similar provision of state or local Tax Law), no Party shall take any position (on any Tax Return or otherwise) that is inconsistent with such intended Tax treatment for U.S. federal (or applicable state and local) income Tax purposes.

(f)       Except to the extent reflected as a current asset and taken into account in the final calculation of Net Working Capital or Specified Current Taxes, the Company Shareholders shall be entitled to any refund of Taxes (including any interest paid thereon) resulting from the IRS audit of the 2013 taxable year of the Company or any carryback of any net operating losses for a Pre-Closing Tax Period with respect to U.S. federal income Taxes pursuant to the CARES Act (a “Tax Refund”) of the Company or any of its Subsidiaries. Within five (5) Business Days after receipt by Buyer, the Company or any of its Subsidiaries, or any Affiliate thereof, of any Tax Refund to which the Company Shareholders are entitled hereunder, Buyer shall deliver and pay over, by wire transfer of immediately available funds, the amount of such Tax Refund to the Company Shareholders. Buyer, the Company and its Subsidiaries consent and agree that the Company and its Subsidiaries will use reasonable best efforts to execute such documents, take such additional actions and cooperate to maximize all Tax Refunds to which the Company Shareholders are entitled hereunder, including, without limitation, by electing to carry back any net operating loss or tax credit from the Pre-Closing Tax Period to prior taxable periods to the fullest extent permitted by law, including any net operating losses from the 2018 taxable year, preparing and filing amended Tax Returns, preparing and filing IRS Form 4466 and any corresponding state or local Tax forms, and by using any available short-form or accelerated procedures (e.g., by filing IRS Form 1139 and any corresponding state or local Tax forms). Buyer and the Company or its Subsidiaries will prepare and file, or cause to be prepared and filed, as soon as practicable following the Closing Date, any claim for a Tax Refund resulting from such actions as part of the preparation and filing of the Pre-Closing Tax Returns. Buyer shall not, and shall cause the Company and its Subsidiaries, and any Affiliate thereof, not to, forfeit, fail to collect, or otherwise minimize or delay any Tax Refund to which the Company Shareholders would be entitled hereunder, whether through any election to waive any carryback of a net operating loss or otherwise.

5.14       Resignations. Except as otherwise instructed by Buyer, the Company will deliver to Buyer written resignations, effective as of the Closing Date, of each of the officers and members of the board of directors or functional equivalent of each of the Company Entities.

5.15       Section 280G Matters. The Company shall use reasonable best efforts to seek, prior to the initiation of the stockholder approval described in this Section 5.15, from each Person to whom any payment or benefit is required or proposed to be made that could constitute “parachute payments” under Section 280G(b)(2) of the Code and the Treasury Regulations promulgated thereunder (“Section 280G Payments”), a written agreement waiving such Person’s right to receive some or all of such payment or benefit (the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Person shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations issued thereunder. Following the waiver procedure, and at least one (1) day prior to the Closing Date, the Company shall solicit the approval by such number of stockholders of the Company in a manner that complies with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, of the right of each Person to receive or retain, as applicable, such Person’s Waived Benefits, provided that in no event shall this Section 5.15 be construed to require the Company to compel any Person to waive any existing rights under any Contract or agreement that such Person has with the Company or any other Person, and in no event shall the Company be deemed in breach of this Section 5.15 if any such Person refuses to waive any such rights or if the equityholders fail to approve any Waived Benefits. To the extent Buyer enters into (or enters into a legally binding promise to provide) any arrangements with any Person that could constitute a Section 280G Payment prior to the Closing Date (the “Buyer Arrangements”), Buyer will provide to the Company no less than five (5) days prior to the Closing Date a copy or written description of any Buyer Arrangements and the estimated value of such Buyer Arrangements, and such Buyer Arrangements shall be included in the Waived Benefits and related approval materials so long as such Buyer Arrangements are timely provided pursuant to this Section 5.15.

5.16       Investigation; No Other Representations; Non-Reliance. Buyer and Merger Sub acknowledge and agree that the Buyer Parties have independently conducted a due diligence review and analysis of the business, operations, properties, technology, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company Entities and, in connection therewith, had access to the personnel, properties, premises and records of the Company Entities for such purpose. In entering into this Agreement, Buyer and Merger Sub acknowledge and agree that the Buyer Parties have relied solely on the aforementioned due diligence review and analysis and not on any factual representations or other statements, promises, projections or opinions of the Company Entities or any Company Shareholders or any of their Representatives or any other Person, except for the specific representations and warranties made by the Company in Article 3, in each case, as qualified by the Disclosure Schedules (“Express Representations”). Buyer and Merger Sub each acknowledge and agree that, without limiting any representations and warranties in any Related Agreement: (i) except for the Express Representations, no Company Entity or any other Person is making and has not made any representation and warranty, express or implied, at law or in equity, in respect of any Company Entity or any of their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, management presentations, projections, documents, material or other information (financial or otherwise) regarding the Company Entities furnished or made available to any Buyer Party in any data room, management presentation or in any other manner or form in expectation of, or in connection with, the transactions contemplated hereby; (ii) except for the Express Representations, (x) no Buyer Party is relying on, and no Buyer Party has relied on, any representations and warranties that may have been made by the Company or any other Person and (y) the Company and each Company Shareholder disclaim any representation and warranty made by any other Person; and (iii) no Company Entity or any other Person has any obligation or duty to make any disclosures other than those required to be disclosed on the Disclosure Schedules in order to make the Express Representations true and correct. Without limiting the generality of any of the foregoing, Buyer and Merger Sub each acknowledge and agree that: (A) without limiting any representations and warranties in any Related Agreement, no Company Entity or any other Person makes any representation or warranty regarding any third party beneficiary rights or other rights which any Buyer Party might claim under any studies, reports, tests or analyses prepared by any third parties for the Company Entities or any of their Affiliates, even if the same were made available for review by the Buyer Parties, and (B) none of the documents, information or other materials provided to any Buyer Party by or on behalf of the Company Entities or their Affiliates or Representatives constitutes legal advice and Buyer and Merger Sub waive all rights to assert that it received any legal advice therefrom or that it had any sort of attorney-client relationship with any of such Persons.

5.17       Employee Matters.

(a)       For purposes of eligibility to participate, vesting and, with respect to severance and vacation benefits, determining level of benefits, under the employee benefit plans of Buyer and its Affiliates, each employee of the Company Entities that continues to provide services to the Company Entities following the Closing shall be credited with his or her years of service with the applicable Company Entity and their respective predecessors before the Closing Date, to the same extent as such employee was entitled, before the Closing Date, to credit for such service; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

(b)       Without limiting the generality of Section 7.17, nothing in this Section 5.17 express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto and their respective successors and assigns, including any current or former Service Provider, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish or constitute an amendment, termination or modification of, or an undertaking to establish, amend, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Buyer or any of its Subsidiaries (or, following the Effective Time, the surviving corporation or any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Buyer or its Subsidiaries (or, following the Effective Time, the surviving corporation or its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time.

Article 6

TERMINATION

6.1       Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing only as follows:

(a)       by the mutual written consent of Buyer and the Sellers’ Representative;

(b)       by Buyer providing written notice to the Sellers’ Representative and the Company, if there has been a violation or breach of any covenant or agreement by, or inaccuracy of any representation or warranty of, the Company contained in this Agreement that has prevented or would prevent the satisfaction of any condition set forth in Section 2.3(a) or Section 2.3(b) (and such violation, breach or inaccuracy has not been waived by Buyer) and such violation, breach or inaccuracy is not capable of being cured or, if capable of being cured, has continued without cure by the Company until the earlier of (i) the Outside Date and (ii) 30 days after written notice thereof from Buyer; provided that the right to terminate this Agreement pursuant to this Section 6.1(b) will not be available to Buyer in the event that there has been a violation or breach of any covenant or agreement by, or inaccuracy of any representation or warranty of, Buyer or Merger Sub contained in this Agreement that has prevented or would prevent satisfaction of any condition set forth in Section 2.2(a) or Section 2.2(b) (and such violation, breach or in accuracy has not been waived by the Sellers’ Representative);

(c)       by the Sellers’ Representative providing written notice to Buyer, if there has been a violation or breach of any covenant or agreement by, or inaccuracy of any representation or warranty of,

Buyer or Merger Sub contained in this Agreement that has prevented or would prevent the satisfaction of any condition set forth in Section 2.2(a) or Section 2.2(b) (and such violation or breach has not been waived by the Sellers’ Representative (on behalf of the Company)) and such violation, breach or inaccuracy is not capable of being cured or, if capable of being cured, has continued without cure by the Buyer until the earlier of (i) the Outside Date and (ii) 30 days after written notice thereof from the Sellers’ Representative; provided that the right to terminate this Agreement pursuant to this Section 6.1(c) will not be available to the Sellers’ Representative in the event that there has been a material violation or material breach of any covenant or agreement by, or inaccuracy of any representation or warranty of, the Company contained in this Agreement that has prevented or would prevent satisfaction of any condition set forth in Section 2.3(a) or Section 2.3(b) (and such violation, breach or inaccuracy has not been waived by Buyer);

(d)       by (i) the Sellers’ Representative providing written notice to Buyer or (ii) Buyer providing written notice to the Sellers’ Representative and the Company, in each case, if the transactions contemplated by this Agreement have not been consummated on or prior to May 17, 2021 (as such date may be extended pursuant to the following proviso, the “Outside Date”); provided, that, if on such date, one or more of the conditions to the Closing set forth in (A) Section 2.1(a) and (B) Section 2.1(b) (if, in the case of clause (B), the applicable Law relates to any of the matters referenced in Section 2.1(a)) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the Outside Date shall be extended to and including August 17, 2021, if either the Sellers’ Representative or Buyer notifies the other in writing on or prior to May 17, 2021, of its election to extend the Outside Date to such date; provided, further, that (i) Buyer will not be entitled to terminate this Agreement pursuant to this Section 6.1(d) if Buyer’s or Merger Sub’s breach of this Agreement has substantially contributed to the prevention of the consummation of the transactions contemplated by this Agreement at or prior to such time and (ii) the Sellers’ Representative will not be entitled to terminate this Agreement pursuant to this Section 6.1(d) if the Company’s breach of this Agreement has substantially contributed to the prevention of the consummation of the transactions contemplated by this Agreement at or prior to such time;

(e)       by the Sellers’ Representative providing written notice to Buyer or Buyer providing written notice to the Sellers’ Representative and the Company if there is any final, non-appealable Law enacted following the date hereof or order issued by a court or Governmental Authority of competent jurisdiction enjoining, restraining, preventing or prohibiting consummation of the Closing or making the consummation of the Closing illegal; provided, that the right to terminate this Agreement under pursuant to this Section 6.1(e) shall not be available to a Party if the issuance of such final, non-appealable order was primarily due to the failure of such Party to perform any of its obligations under this Agreement or if such Party shall have failed to comply with its obligations under Section 5.7;

(f)       by Buyer providing written notice to the Sellers’ Representative and the Company, if the Company fails to deliver to Buyer, by 11:59 p.m. Eastern Time on February 22, 2021, a copy of the duly executed and delivered Company Shareholder Approval.

6.2       Effect of Termination. In the event of any termination of this Agreement by Buyer or the Sellers’ Representative as provided in Section 6.1, (i) this Agreement will thereafter become void and of no further force or effect (except that this Section 6.2, Section 5.5, Section 5.6, Section 5.11 and Article 7 (except for Section 7.18) will survive the termination of this Agreement and will be enforceable by the Parties) and (ii) there will be no liability or obligation on the part of Buyer, Merger Sub, the Company or the Sellers’ Representative to any other Party with respect to this Agreement; provided that, notwithstanding this Section 6.2, (1) liability may exist for breach of, or otherwise with respect to, the provisions of this Agreement specified in the parenthetical contained in clause (i) of this Section 6.2 and (2) no Party will be relieved from liability for any willful and intentional breach of any covenant of this Agreement by such

Party arising prior to such termination; provided, further, that if (A) Buyer or Merger Sub do not cause the Closing to occur in circumstances in which all of the conditions set forth in Section 2.1 and Section 2.3 have been satisfied or waived or (B) the Company does not cause the Closing to occur in circumstances in which all of the conditions set forth in Section 2.1 and Section 2.2 have been satisfied or waived, such failure shall be deemed to be a willful and intentional breach of this Agreement by Buyer and Merger Sub or the Company, as applicable. Nothing in this Section 6.2 will be deemed to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement. In the event of the termination of this Agreement, the Confidentiality Agreement will survive the termination of this Agreement for a period of two years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement’s term will automatically be amended to be extended for such additional two year period).

Article 7

MISCELLANEOUS

7.1       No Survival of Representations and Warranties and Certain Covenants.

(a)       Notwithstanding anything to the contrary contained herein, none of the representations, warranties, covenants or agreements of the Parties in this Agreement or in any instrument delivered by the Parties pursuant to this Agreement shall survive the Closing, such that no claim for breach of any such representation, warranty, covenant or agreement may be brought after the Closing with respect thereto against any of the Company Entities, or any of the Seller Parties, and, absent Fraud, there will be no liability of the Company Entities or any of the Seller Parties in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of such Person; provided that this Section 7.1(a) shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing (including, for the avoidance of doubt, Section 1.12) until such time that such covenant or agreement is fully performed or no longer operative. Notwithstanding anything in this Agreement, for the avoidance of doubt, nothing in this Section 7.1 shall relieve any Person from any liability for Fraud committed by such Person.

(b)       Each of Buyer and Merger Sub, for themselves and on behalf of the other Buyer Parties, acknowledges and agrees that, from and after the Closing, except for any rights or obligations under this Agreement or the Related Agreements or any other covenants or agreements which by their terms contemplate performance after the Closing (including in connection with disputes under Section 1.12(d), which disputes will be resolved in accordance with the dispute mechanics set forth in such section), to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against any of the Seller Parties relating to the operation of the Surviving Company or any of its businesses or relating to the subject matter of this Agreement or any Related Agreement, or as a result of any of the transactions contemplated hereby or thereby, whether arising under, or based upon, any federal, state, local or foreign Law or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived, except for Fraud.

(c)       The Parties hereby acknowledge and agree that any claim, demand or cause of action (whether in contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory) that arises under or by reason of, or is based on, in connection with or otherwise relates to, this Agreement or the transactions contemplated hereby (including the sale process and the negotiation, execution and performance of this Agreement) may be made or brought against only a Party, and no Person who is not a Party, including any past, present or future member, partner, equityholder, Affiliate or Representative of, or any financial advisor or lender to, any Party, or any past, present or future member, partner, equityholder, Affiliate or Representative of, or any financial advisor or lender to, any of the foregoing, shall have any liability or obligation in respect of any such claim, demand or cause of action.

(d)       The Parties hereby: (i) acknowledge and agree that the limitations on liability set forth herein were expressly bargained for and are a material inducement for the Parties to enter into this Agreement and consummate the transactions contemplated hereby; (ii) knowingly, voluntarily and irrevocably waive any rights and remedies to which they would otherwise be entitled absent such limitations; and (iii) covenant not to make or bring any claim, demand or cause of action not permitted by this Section 7.1, in all cases, whether in contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory (including with respect to any matters arising under the Comprehensive Environmental Response, Compensation, and Liability Act or any other Environmental Laws). The Parties intend that this Article VII alter all applicable statutes of limitation.

7.2       Sellers’ Representative.

(a)       Effective as of the date hereof, Mercury Fund 2 Holdco LLC hereby is constituted and appointed as the Sellers’ Representative. For purposes of this Agreement, the term “Sellers’ Representative” will mean the representative, true and lawful agent, proxy and attorney in fact of the Company Shareholders for all purposes of this Agreement, the Escrow Agreement, the Paying Agent Agreement and any other Related Agreement, with full power and authority on such Person’s behalf. The Sellers’ Representative will have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and any Related Agreement, including to: (i) consummate the transactions contemplated by this Agreement, (ii) pay such Person’s expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement, (iii) receive, give receipt and disburse any funds received hereunder or under the Paying Agent Agreement or under the Escrow Agreement on behalf of such Person and to holdback from disbursement any such funds to the extent it reasonably determines may be necessary in accordance with the terms hereof, (iv) execute and deliver on behalf of such Person any Letter of Transmittal and such further instruments as Buyer reasonably requests, (v) execute and deliver on behalf of such Person all documents contemplated by this Agreement and any amendment or waiver hereto or thereto or to the Paying Agent Agreement, Escrow Agreement or any other Related Agreement (which will be binding on all Seller Parties except as expressly set forth herein or therein), (vi) take all other actions to be taken by or on behalf of such Person in connection herewith, (vii) negotiate, settle, compromise and otherwise handle all disputes under this Agreement, including entering into agreements to effect the foregoing (which will be binding on all Seller Parties) (it being understood action by the Sellers’ Representative will be the sole and exclusive means of asserting or addressing any claims on behalf of Seller Parties, and no Seller Party will have any right to act on its own behalf with respect to any such matters, other than any claim or dispute against the Sellers’ Representative), (viii) give and receive notices on behalf of such Person, (ix) do each and every act and exercise any and all rights such Person is, or the Company Shareholders collectively are, permitted or required to do or exercise under this Agreement and (x) authorize the release of funds to the Buyer Parties under this Agreement, the Escrow Agreement and each other Related Agreement and to take all other actions or refrain from taking all other actions that may be taken by the Sellers’ Representative under the terms of this Agreement, the Escrow Agreement, the Paying Agent Agreement or any other Related Agreement. The Company Shareholders, by approving the principal terms of the Merger and/or accepting the consideration payable to them hereunder, irrevocably grant unto the Sellers’ Representative full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the transactions contemplated by this Agreement, as fully to all intents and purposes as the Company Shareholders might or could do; provided, however, that the Sellers’ Representative will have no obligation to act on behalf of the Company Shareholders. Each of the Company Shareholders agrees that such agency is coupled with an interest, is therefor irrevocable without the consent of the Sellers’ Representative and will survive the death, incapacity or bankruptcy of any such Company Shareholder.

(b)       All decisions, actions, consents and instructions of the Sellers’ Representative will be final and binding on the Company Shareholders and each such Company Shareholder will not have any right to object, dissent, protest or otherwise contest the same, except in the case of fraud or bad faith by the Sellers’ Representative. All actions, notices, communications and determinations by the Sellers’ Representative to carry out such functions will conclusively be deemed to have been authorized by, and will be binding upon, the Company Shareholders. Neither the Sellers’ Representative nor any agent employed by the Sellers’ Representative will incur any liability to the Company Shareholders relating to the performance of its duties hereunder except for actions or omissions by the Sellers’ Representative or such agent constituting fraud or bad faith, and the Sellers’ Representative will be entitled to full indemnification against any Loss arising out of actions taken or omitted to be taken in its capacity as Sellers’ Representative (except for those arising out of the Sellers’ Representative’s fraud or bad faith), including the costs and expenses of investigation, defense, settlement or adjudication of claims, from the Company Shareholders (including from funds paid to the Sellers’ Representative under this Agreement and/or otherwise received by it in its capacity as Sellers’ Representative, or funds to be distributed to the Company Shareholders under this Agreement at its direction, pursuant to or in connection with this Agreement (including under the Escrow Agreement, the Paying Agent Agreement or any other Related Agreement)). The Sellers’ Representative will be entitled to engage such Representatives as it deems necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of fraud or bad faith on the part of the Sellers’ Representative) will be entitled to conclusively rely on the opinions and advice of such Persons in all matters. The Sellers’ Representative will not have by reason of this Agreement a fiduciary relationship in respect of any Company Shareholder, except in respect of amounts actually received on behalf of any such Company Shareholder.

(c)       The Company Shareholders will cooperate with the Sellers’ Representative and any accountants, attorneys or other agents whom the Sellers’ Representative may retain to assist in carrying out the Sellers’ Representative’s duties hereunder. The Company Shareholders will reimburse the Sellers’ Representative for all costs and expenses (including professional and attorneys’ fees) incurred, and indemnify the Sellers’ Representative for all Losses sustained, by the Sellers’ Representative in carrying out its duties hereunder individually and ratably on a pro rata basis based on their fully-diluted ownership percentages pursuant to this Agreement, and not jointly and severally.

(d)       The Sellers’ Representative may resign at any time. In the event the Sellers’ Representative has resigned, been removed or becomes unable to perform the Sellers’ Representative’s responsibilities under this Agreement, a new Sellers’ Representative may only be appointed by the Sellers’ Representative, such appointment to become effective upon the written acceptance thereof by the new Sellers’ Representative and, upon such written acceptance, in its capacity as the substitute Sellers’ Representative, the substitute Sellers’ Representative will (i) be deemed to be the Sellers’ Representative for all purposes of this Agreement and (ii) exercise the rights and powers of, and be entitled to the indemnity, reimbursement and other benefits of, the Sellers’ Representative hereunder. Written notice of any such resignation or appointment of the Sellers’ Representative will be delivered by the Sellers’ Representative to Buyer promptly after such action is taken.

(e)       At the Effective Time, Buyer will deliver cash to or as directed by the Sellers’ Representative in an amount equal to $500,000 (the “Sellers’ Representative Expense Fund”) to be held in trust to cover and reimburse the fees and expenses (including fees and expenses of its Representatives and experts) incurred by the Sellers’ Representative (for itself and for its Representatives) in its capacity as such (or any of its Representatives in connection therewith) for its obligations in connection with this Agreement and the transactions contemplated by this Agreement. The Sellers’ Representative will disburse in accordance with the Distribution Schedule to the Company Shareholders and to the Surviving Company (for further distribution to former holders of Company Options in accordance with the Distribution Schedule) the remaining balance of the Sellers’ Representative Expense Fund as and when determined by the Sellers’ Representative in its sole discretion. In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Sellers’ Representative will have the power and authority to set aside and retain additional funds paid to or received by it, or direct payment of additional funds to be paid to the Company Shareholders or Company Optionholders pursuant to this Agreement at Closing or thereafter (including to establish such reserves as the Sellers’ Representative determines in good faith to be appropriate for the Sellers’ Representative expenses that are not known or determinable).

(f)       Buyer, the Buyer Parties and their respective Affiliates, the Paying Agent and the Escrow Agent will be entitled to rely on, and will be fully protected in relying on, the authority of the Sellers’ Representative as set forth in this Section 7.2 and will not be obliged to make any inquiries into the authority of the Sellers’ Representative. Buyer, the Buyer Parties and their respective Affiliates, the Paying Agent and the Escrow Agent will have no liability whatsoever to any Seller Party or any other constituencies for any acts or omissions of the Sellers’ Representative, or any acts or omissions taken or not taken by Buyer or any other Person at the direction of the Sellers’ Representative. The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Sellers’ Representative and any Company Shareholder.

(g)       It is acknowledged by each of the Parties that the Company Entities and the Sellers’ Representative (and their respective Affiliates) have retained Kirkland & Ellis LLP (“Sellers’ Counsel”) to act as their counsel in connection with the transactions contemplated by this Agreement and the Related Agreements and that Sellers’ Counsel has not acted as counsel for any other Person in connection with the transactions contemplated by this Agreement and that no other Party or Person has the status of a client of Sellers’ Counsel for conflict of interest or any other purposes as a result thereof. The Parties hereby agree that, in the event that a dispute arises between Buyer, any Company Entity or any of their respective Affiliates, on the one hand, and the Sellers’ Representative or any of its Affiliates or any Company Shareholder, on the other hand, Sellers’ Counsel may represent the Sellers’ Representative or any of its Affiliates or any Company Shareholder in such dispute even though the interests of the Sellers’ Representative or any of its Affiliates may be directly adverse to Buyer, any Company Entity or any of their respective Affiliates and even though Sellers’ Counsel may have represented any Company Entity in a matter substantially related to such dispute, and each of Buyer and the Surviving Company hereby waive on behalf of itself and their respective Affiliates (including the Company Entities) any conflict of interest in connection with such representation by Sellers’ Counsel. Each of Buyer and the Company further agrees that, as to all communications among Sellers’ Counsel, any Company Entity and any Company Shareholder prior to or at the Closing that relate in any way to the negotiation, preparation, execution and delivery of this Agreement or any Related Agreement and the consummation of the transactions contemplated hereby and thereby, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege shall pass and belong to the Sellers’ Representative and its Affiliates, as applicable, will be exclusively controlled by the Sellers’ Representative and its Affiliates and will not pass to or be claimed or accessed by Buyer, any Company Entity or any of their respective Affiliates. In furtherance of the foregoing, the ownership and control of all files relating to the representation of the Company Entities and Company Shareholders by Sellers’ Counsel relating in any way to the negotiation, preparation, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby prior to the Closing shall transfer to the Sellers’ Representative and its Affiliates and none of Buyer or the Company Entities shall have any rights in respect of or access to such files without the prior written consent of the Sellers’ Representative. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any Company Entity, on the one hand, and a Person other than a party to this Agreement, on the other hand, after the Closing, Buyer or the applicable Company Entity may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by Sellers’ Counsel. Upon request of the Sellers’ Representative, Buyer and the Company Entities will promptly deliver to the Sellers’ Representative (or, in the case of electronic records, permanently delete) all records and communications that include any of the foregoing materials and neither Buyer nor any of the Company Entities will retain any copies of such records or communications or have any access to them.

7.3       Amendment and Waiver. This Agreement may not be amended, altered, modified or waived except by a written instrument executed by Buyer, the Company and, following the Closing, the Sellers’ Representative, subject to Section 2.4 with respect to the waiver of conditions to Closing as of the Closing. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provisions, whether or not similar, nor will any waiver constitute a continuing waiver.

7.4       Notices. All notices, requests, demands and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given only (a) one Business Day after being delivered by hand, (b) five Business Days after being mailed certified return receipt requested with postage paid, (c) one Business Day after being couriered by overnight receipted courier service, (d) on the date of transmission via e-mail or (e) on the date of rejection or refusal of any attempted delivery by one of the preceding methods to each Party at its address set forth below (or such other address as it may from time to time designate in writing to the other Parties):

If to any Company Shareholder, or, prior to the Closing, the Company, then to:

Cognate BioServices, Inc.
4600 East Shelby Drive
Memphis, TN 38118

Attention:	J. Kelly Ganjei
Chief Executive Officer
Email:	kganjei@cognatebioservices.com
legal@cognatebioservices.com

with copies to (which will not constitute notice):

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

Attention:	Jeremy S. Liss, P.C.
Adam M. Wexner, P.C.
Email:	jliss@kirkland.com
adam.wexner@kirkland.com

Notices to the Sellers’ Representative:

Mercury Fund 2 Holdco LLC
c/o EW Healthcare Partners Fund 2, L.P.
21 Waterway Avenue, Suite 225
The Woodlands, TX 77380

Attention:	Evis Hurserver
Richard Kolodziejcyk
Email:	evis@ewhealthcare.com
rkolodziejcyk@ewhealthcare.com

with copies to (which will not constitute notice):

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

Attention:	Jeremy S. Liss, P.C.
Adam M. Wexner, P.C.
Email:	jliss@kirkland.com
adam.wexner@kirkland.com

If to Buyer or Merger Sub, or, after the Closing, to the Company, then to:

c/o Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

Attention:	Matthew Daniel, Corporate Senior Vice President,
General Counsel
Email:	matthew.daniel@crl.com

with copies (which will not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Attention:	Michael Davis
Email:	michael.davis@davispolk.com

7.5       Assignment. This Agreement and all of the provisions hereof will be binding on and inure to the benefit of each of the Parties and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, benefits or obligations set forth in this Agreement may be assigned (including by operation of law) by any of the Parties without the prior written consent of Buyer, the Company and the Sellers’ Representative and any attempted assignment without such prior written consent will be void, except that, Buyer may assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates or (ii) to any acquirer of all or substantially all of the consolidated assets of Buyer; provided that such transfer or assignment shall not relieve Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer.

7.6       Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law in any jurisdiction, such provision will be ineffective only to the extent of such prohibition or invalidity and only in such jurisdiction, without invalidating the remainder of such provision or the remaining provisions of this Agreement in such jurisdiction or any provision of this Agreement in any other jurisdiction.

7.7       No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each of the Parties confirms that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).

7.8       Captions. The headings and captions used in this Agreement, the table of contents to this Agreement and descriptions of the Disclosure Schedules are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if they had not been used in this Agreement.

7.9       Complete Agreement. This Agreement, together with the schedules (including the Disclosure Schedules) and exhibits referred to herein, the Confidentiality Agreement, the Escrow Agreement, the Paying Agent Agreement and any other agreements and exhibits referred to herein or therein, whether executed and delivered on or after the date hereof, contain the complete agreement among the Parties and supersede any prior understandings, agreements or representations by or between such Parties, whether written or oral, or any prior course of dealing among them, which may have related to the subject matter hereof in any way.

7.10       Interpretation. Whenever the words “include,” “includes” or “including” are used in this Agreement they will be deemed to be followed by the words “without limitation.” The phrase “to the extent” means “the degree by which” and not “if” for all purposes of this Agreement. Words denoting any gender will include all genders (including the neutral gender). Where a word is defined in this Agreement, references to the singular will include references to the plural and vice versa. Where specific language is used to clarify by example a general statement contained in this Agreement, such specific language will not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. A reference to any party to this Agreement or any other agreement or document will include such party’s successors and permitted assigns. All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided. All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided and whenever action is required on a day that is not a Business Day such action may be validly taken on the next Business Day. Any reference to any agreement or Contract in this Agreement will be a reference to such agreement or Contract as amended, restated, modified, supplemented and/or waived; provided, that with respect to any Contract listed on the Disclosure Schedules, all such material amendments, modifications or supplements must also be listed in the appropriate schedule. All references to an Article, Section, Schedule or Exhibit will be deemed to refer to such Article, Section, Schedule or Exhibit of this Agreement, unless otherwise specified. The terms “hereby,” “hereof,” “herein,” “hereinafter,” “hereunder” and derivative words refer to this entire Agreement, unless the context otherwise requires. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The phrases “to the Knowledge of the Company,” “to the Knowledge of the Company Entities,” “to the Company’s Knowledge,” “to the Company Entities’ Knowledge,” “known to the Company” and “known to the Company Entities” (and equivalent phrases with respect to any other Party) and phrases of similar import or effect are used in this Agreement to qualify and limit the scope of any representation or warranty in which they appear and are not affirmations of any Person’s “superior knowledge” that the representation or warranty in which they are used is true. The words “shall” and “will” denote a directive and obligation, and not an option. The contents of the Disclosure Schedules and each of the Exhibits form an integral part of this Agreement and any reference to “this Agreement” will be deemed to include the Disclosure Schedules and each such Exhibit.

7.11       Disclosure Schedules. Notwithstanding the fact that the Disclosure Schedules are arranged by sections corresponding to the sections in this Agreement or that a particular section of this Agreement makes reference to a specific section of the Disclosure Schedules and notwithstanding that a particular representation and warranty may not make a reference to the Disclosure Schedules, any reference in a particular section of the Disclosure Schedules shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) any other representations and warranties that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent on the face of such disclosure. The inclusion of information in the Disclosure Schedules will not be construed as, and will not constitute, an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor will it be construed as or constitute an admission or agreement that such information is material to any of the Company Entities. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only. Neither the specification of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person will use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Person will use the fact of setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedules is or is not in the ordinary course of business for purposes of this Agreement.

7.12       Counterparts. This Agreement and any Related Agreement may be executed by electronic transmission (i.e., facsimile or electronically transmitted portable document format (PDF) or DocuSign or similar electronic signature) and in counterparts any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same instrument.

7.13       Governing Law. This Agreement, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based on, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated by this Agreement, will be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

7.14       CONSENT TO JURISDICTION. SUBJECT TO THE PROVISIONS OF SECTION 1.12(e) (WHICH WILL GOVERN ANY DISPUTE ARISING THEREUNDER), WITHOUT LIMITING ANY PARTY FROM ENFORCING ANY JUDGMENT OR SEEKING SPECIFIC PERFORMANCE AS AN INTERIM MEASURE IN ANY APPROPRIATE JURISDICTION AND VENUE, EACH OF THE PARTIES IRREVOCABLY AGREES THAT ANY PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT BETWEEN OR AMONG SUCH PARTIES WILL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY, AND ONLY STATE APPELLATE COURTS THEREFROM WITHIN THE STATE OF DELAWARE (UNLESS THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, IN WHICH CASE, IN ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION

AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH PROCEEDING. EACH OF THE PARTIES FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 7.4. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by law.

7.15       WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED TO THIS AGREEMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.15.

7.16       Prevailing Party. In the event any Proceeding is commenced or threatened by any Person (the “Claiming Party”) to enforce its rights under this Agreement against any other Person (the “Defending Party”), if the Defending Party is the prevailing party in such Proceeding, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the Defending Party in such Proceeding will be reimbursed by the Claiming Party; provided that if the Defending Party prevails in part, and loses in part, in such Proceeding, the court, arbitrator or other adjudicator presiding over such Proceeding will award a reimbursement of the fees, costs and expenses incurred by the Defending Party on an equitable basis. For purposes hereof, and without limitation, the Defending Party will be deemed to have prevailed in any Proceeding described in the immediately preceding sentence if the Claiming Party commences or threatens any such Proceeding and (a) such underlying claim(s) are subsequently dropped, voluntarily dismissed or voluntarily reduced and/or (b) the Defending Party defeats any such claim(s).

7.17       Third-Party Beneficiaries and Obligations. This Agreement will inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns and such Persons are intended third party beneficiaries hereof. Nothing in this Agreement, express or implied, is intended to or will confer on any Person other than the Parties and their respective successors and permitted assigns any rights, remedies or liabilities under or by reason of this Agreement, other than as expressly and specifically set forth in Section 5.10, Section 7.1, Section 7.2, Section 7.5 and this Section 7.17, as applicable, each of which is intended to be for the benefit of the Persons covered thereby or paid thereunder and may be enforced by such Persons. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

7.18       Specific Performance. The Parties agree and stipulate that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the Parties fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that the Parties will be entitled to equitable relief, without proof of actual damages, including an injunction or injunctions, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement and to enforce specifically the terms of this Agreement (including an order sought by the Sellers’ Representative to cause Buyer and Merger Sub to consummate the Merger and the other transactions contemplated hereby at Closing), in addition to any other remedy to which they are entitled at law or in equity for any such breach or threatened breach or termination. Each Party further acknowledges and agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.18 and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.19       No Partnership Created. In no event will this Agreement be deemed to create a partnership between the Company or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, and in no event will any fiduciary or similar duty be deemed owed by the Company or any of its Affiliates to Buyer or any of its Affiliates.

7.20       Deliveries. For purposes of this Agreement, if a Company Entity or a Person acting on their behalf posts a document to any online data room hosted on behalf of the Company by Datasite or any other third-party twenty four hours prior to the date hereof and accessible by Buyer and its Representatives, such document will be deemed to have been “delivered,” “furnished” or “made available” (or any phrase of similar import) to Buyer and its Representatives.

7.21       Non-Recourse. This Agreement may only be enforced against, and any claim or suit based on, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement may only be brought against, the named Parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to the named Parties to this Agreement. No Person who is not a named party to this Agreement, including any past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equityholder, Affiliate or Representative of Buyer, Merger Sub, the Company, the Company Entities or any of their respective Affiliates will have or be subject to any liability or indemnification obligation (whether in contract or in tort) to any other Person resulting from (nor will any other Person have any claim with respect to) (i) the distribution to Buyer, Merger Sub or their Representatives or Buyer’s, Merger Sub’s or their Representatives’ use of or reliance on any information, documents, projections, forecasts or other material made available to Buyer or Merger Sub in certain “data rooms,” confidential information memoranda or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement or (ii) any claim based on, in respect of or by reason of the sale and purchase of the Company Entities, including any alleged non-disclosure or misrepresentations made by any such Persons or other Persons, in each case, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each Party waives and releases all such liabilities and obligations against any such Persons.

7.22       Recitals. The Recitals to this Agreement are hereby incorporated as material provisions of this Agreement as if restated in full herein.

7.23       Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Article 8

DEFINITIONS

“Accounting Principles” means the accounting principles set forth on Exhibit G.

“Additional Consideration” the amounts payable, if any, in respect of such Company Securities upon disbursement of (i) the purchase price adjustment pursuant to the terms of Section 1.12 (including any release from the Purchase Price Adjustment Escrow Account) and (ii) the Sellers’ Representative Expense Fund pursuant to the terms of Section 7.2.

“Adjustment Amount” has the meaning set forth in Section 1.12(f).

“Adjustment Calculation Time” means 11:59 p.m. local time in New York, New York, on the day immediately prior to the Effective Time.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person.

“Affiliated Group” means, with respect to any particular Person, an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax Law) of which such Person is or has been a member.

“Aggregate Closing Consideration” means (i) the Base Purchase Price, plus (ii) the Closing Cash, minus (iii) the Closing Indebtedness, minus (iv) the Unpaid Sellers’ Transaction Expenses, plus (v) the Closing Net Working Capital Surplus (if any), minus (vi) the Closing Net Working Capital Deficit (if any), minus (vii) the Sellers’ Representative Expense Fund.

“Agreement” has the meaning set forth in the preamble.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and all other applicable anti-corruption laws.

“Antitrust Law” means the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other federal, state and non-U.S. Laws, Orders and administrative or judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Arbiter” has the meaning set forth in Section 1.12(e).

“Base Purchase Price” means (i) $875,000,000 minus (ii) the Rollover Amount.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks located in New York, New York are closed for business as a result of a federal, state or local holiday.

“Buyer” has the meaning set forth in the preamble.

“Buyer Parties” means Buyer, Merger Sub and their respective Affiliates (including, solely after the Closing, the Company Entities) and each of their respective former, current or future Affiliates, officers, directors, employees, partners, members, direct or indirect equityholders, direct or indirect controlling or controlled persons, Representatives, successors and permitted assigns.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136).

“Cash” means, all cash and cash equivalents (but, for the avoidance of doubt, excluding any marketable securities) of the Company Entities, in each case, as determined in accordance with the Accounting Principles. For purposes of clarity and without duplication, Cash shall (a) be increased for (i) checks received by the Company Entities prior to the Adjustment Calculation Time and (ii) wire transfers, ACH transfers and other electronic payments to the Company Entities initiated prior to the Adjustment Calculation Time, in each case, unless the receivables associated with such checks, transfers or payments are included as current assets in Closing Net Working Capital, and (b) be reduced for checks issued by the Company Group but not cleared as of the Adjustment Calculation Time, unless the payables associated with such checks are included as current liabilities in Closing Net Working Capital.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Closing” has the meaning set forth in Section 1.2.

“Closing Cash” means, without duplication, the aggregate amount of Cash as of the Adjustment Calculation Time.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Indebtedness” means the amount of Indebtedness as of the Adjustment Calculation Time.

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time.

“Closing Net Working Capital Deficit” means if Net Working Capital as of the Adjustment Calculation Time is less than the Target Net Working Capital, an amount equal to the absolute value of the Target Net Working Capital minus such Net Working Capital.

“Closing Net Working Capital Surplus” means if Net Working Capital as of the Adjustment Calculation Time is greater than the Target Net Working Capital, an amount equal to the absolute value of such Net Working Capital minus the Target Net Working Capital.

“Closing Option Amount” has the meaning set forth in Section 1.7(c).

“Closing Repaid Indebtedness” has the meaning set forth in Section 1.11.

“Closing Statement” has the meaning set forth in Section 1.12(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Entities” means the Company and each of its Subsidiaries.

“Company Intellectual Property” means all Intellectual Property owned by or licensed to any of the Company Entities or for which any Company Entity has obtained a covenant not to be sued.

“Company Material Adverse Effect” means any event, change, occurrence or effect (collectively, “Events”) that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on (x) the business, financial condition or operating results of the Company Entities taken as a whole or (y) the Company’s ability to consummate the Closing; provided that, in the case of the foregoing clause (x), no adverse Events to the extent arising from or relating to any of the following will be deemed to constitute or will be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) general business, industry or economic conditions, including such conditions related to the business of the Company Entities or the industry in which the Company Entities operate, (ii) national or international political or social conditions (including social unrest), (iii) changes in financial, capital, banking or securities markets in the United States or any other country, (iv) any “act of God,” including weather, natural disasters, any earthquake, hurricane, tsunami, tornado, flood, mudslide, fire or other disaster, change in weather, meteorological conditions or climate, or any other force majeure event, (v) any epidemic, pandemic or disease outbreak (including COVID-19), or any law providing for business closures, “sheltering-in-place,” social distancing or other restrictions that relate to, or arise out of, such epidemic, pandemic or disease outbreak (including COVID-19) or any such law or interpretation thereof following the date hereof, (vi) changes in GAAP or interpretations thereof, (vii) the taking of any action expressly required to be taken by this Agreement, (viii) changes in Law or interpretations thereof, (viii) the announcement or execution of this Agreement or the transactions contemplated by this Agreement, the pendency thereof or the identity, nature or ownership of Buyer (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (ix) any failure, in and of itself, of any of the Company Entities to meet or achieve any projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Buyer or its Affiliates or Representatives); provided that this clause (ix) will not prevent a determination that any Event underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such Event is not otherwise excluded from this definition of Company Material Adverse Effect), (x) actions taken or omitted at the written request of Buyer, (xi) actions not taken due to the failure of Buyer to give its prior written consent to any of the actions restricted by Section 5.1, (xii) Buyer’s compliance with its obligations under Section 5.8 or the application of Antitrust Laws (including any litigation or other action or order arising under such laws) to the transactions contemplated hereby; provided, however, that if any Event described in clauses (i) through (vi) has a disproportionate effect on the Company Entities, taken as a whole, relative to other participants within the industry in which the Company Entities operate, the disproportionate impact thereof shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Material Contracts” has the meaning set forth in Section 3.9.

“Company Options” means options to purchase Company Shares granted under the Company Amended and Restated 2018 Equity Incentive Plan.

“Company Owned Intellectual Property” means any and all Intellectual Property owned, or purported to be owned, by any of the Company Entities.

“Company Equityholders” means the holders of Company Securities.

“Company Securities” has the meaning set forth in Section 3.3(a).

“Company Shareholders” means the holders of Company Shares.

“Company Shares” means shares of common stock and Series A and Series B preferred stock, each with a par value $.001 per share, of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, by and between the Company and Buyer, dated as of August 13, 2019.

“Contract” means any written or oral agreement, contract, subcontract, lease, instrument, or other legally binding commitment including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or derivatives thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19).

“Credit Facility” means the Term Loan Agreement, dated as of February 12, 2020, by and among the Company, CRG Servicing LLC and the other parties thereto.

“D&O Indemnified Parties” has the meaning set forth in Section 5.10(a).

“Disclosure Schedules” means the Disclosure Schedules delivered to Buyer by the Company on the date of this Agreement.

“Distribution Schedule” means a schedule setting forth the following information: (i) each Company Equityholder’s name, address and email address, (ii) the number of Company Securities held as of immediately prior to the Effective Time by such Company Equityholder and (iii) with respect to the Company Equityholders, the manner in which the (A) Estimated Aggregate Closing Consideration and (B) any Additional Consideration are, in each case, to be allocated among the Company Equityholders, which, for the avoidance of doubt, will be prepared in accordance with the Organizational Documents of the Company.

“DGCL” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plan” means each (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), (b) individual employment, consulting, severance, change in control, retention or transaction bonus plan, agreement or arrangement and (c) each other material employee benefit plan, program or arrangement, in each case (i) that is maintained, sponsored or contributed to by the Company or any other Company Entity on behalf of its current or former Service Providers or (ii) for which the Company or any other Company Entity has any liability, in each case excluding any plan, program or arrangement that is maintained or administered by a Governmental Authority.

“Environmental Laws” means any applicable Law concerning human health or safety, pollution or protection of the environment, or any pollutants, contaminants, wastes, chemicals, or any other toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means U.S. Bank, N.A., as the Escrow Agent under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement, substantially in the form attached hereto as Exhibit E, with such changes as reasonably requested by the Escrow Agent, to be entered into at the Closing by Buyer, the Sellers’ Representative and the Escrow Agent.

“Estimated Aggregate Closing Consideration” has the meaning set forth in Section 1.12(a).

“Estimated Closing Cash” has the meaning set forth in Section 1.12(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.12(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.12(a).

“Estimated Unpaid Sellers’ Transaction Expenses” has the meaning set forth in Section 1.12(a).

“Events” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Excess Amount” has the meaning set forth in Section 1.12(g).

“FDA” means the United States Food and Drug Administration.

“Fraud” means the common law liability for actual fraud, as finally determined by a court of competent jurisdiction, in the making of a specific representation or warranty expressly set forth in Article 3 or Article 4, as applicable, willfully and knowingly committed by the Party making such express representation or warranty with the specific intent to deceive and mislead another Party.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2(a), Section 3.3(a) and Section 3.4(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any: (a) domestic or non-U.S. nation, state, commonwealth, province, territory, county, municipality, district or other legal jurisdiction; (b) federal, state, local, municipal, non-U.S. or other government; (c) domestic or non-U.S. governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit or body (accreditation or otherwise)); or (d) any court, tribunal, arbitrator or other arbitral body (public or private).

“Governmental Health Program” means any federal healthcare program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein).

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state–controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government will also be considered “Government Officials.”

“Hazardous Materials” means any pollutant or contaminant or any hazardous, radioactive or toxic materials, substances or wastes, or any substance, waste or material having any constituent elements displaying any hazardous, toxic or radioactive characteristics, including petroleum products or byproducts, friable asbestos, radioactive materials or substances, per- and polyfluoroalkyl substances and polychlorinated biphenyls, including any substance or material regulated as such under Environmental Laws.

“Healthcare Laws” means all Laws applicable to the businesses of the Company Entities relating to healthcare, including the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b); the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a); the False Claims Act (31 U.S.C. §§ 3729-3733); the Exclusion Laws (42 U.S.C. § 1320a-7); and the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Clearance” has the meaning set forth in Section 2.1(a).

“Indebtedness” means, without duplication, the sum of (a) all principal and accrued (but unpaid) interest owing by the Company Entities for debt for borrowed money of the Company Entities owed to any third party, including pursuant to the Credit Facility, (b) the maximum gross amount of any “earnouts” or similar deferred purchase price, in each case, in connection with the Company Entities’ acquisition of a business or enterprise or any other assets, property, goods or services (other than, for the avoidance of doubt, trade payables incurred in the ordinary course of business to the extent included in Net Working Capital), (c) all obligations of the Company Entities as lessee or lessees under leases that have been or should be, in accordance with GAAP, recorded by the Company Entities as capital leases, (d) all change-in-control bonuses, transaction bonuses and similar bonuses (such amounts, “Transaction Payments”), in each case, solely to the extent arising from the consummation of the transactions contemplated by this Agreement (and not any other event, whether occurring before or after the Closing, unless such event is at the direction or request of any of the Seller Parties) and not entered into by or at the direction of Buyer or any of its Affiliates (including the employer portion of any payroll, employment or similar Taxes related thereto), but, in each case, excluding any Tax gross-up payable in connection with Company Options (which amounts are addressed in clause (l) below), (e) all indebtedness of the Company Entities evidenced by notes, bonds, debentures or other debt securities, (f) all obligations of the Company Entities relating to interest rate, currency rate or commodity price protection, swap agreements, collar agreements and other hedging agreements, (g) any obligations of the Company Entities in respect of letters of credit, performance bonds, bankers acceptances, surety bonds or similar instruments (in each case, solely to the extent drawn), (h) Specified Current Taxes, (i) all obligations of the Company Entities then owing to any Company Shareholder (other than pursuant to any employment arrangement), (j) any obligation of the Company Entities for accrued but unpaid outstanding severance obligations, (k) an aggregate amount not to exceed $5,000,000 in respect of the AstraZeneca Deferred Revenue (as defined and calculated in accordance with on Exhibit G), (l) any Tax gross-up triggered and payable in connection with Company Options; provided, that, in no event shall the aggregate amount of Indebtedness pursuant to this clause (l) exceed $7,500,000; and (m) any indebtedness or other obligations of any other Person of the type described in the preceding clauses (a) through (l) guaranteed by, or secured by any of the assets of, any of the Company Entities; provided that, “Indebtedness” will not include any item that would otherwise constitute “Indebtedness” that is (I) a liability related to inter-company debt between the Company and any other Company Entity or any Company Entity and another Company Entity, (II) an undrawn obligation in respect of letters of credit, performance bonds, bankers acceptances, surety bonds or similar instruments, (III) any fee or expense to the extent incurred by or at the direction of Buyer, (IV) an operating lease obligation (determined in accordance with GAAP) or (V) included in Net Working Capital or Seller’s Transaction Expenses. For the avoidance of doubt, “Indebtedness” shall include any accrued and unpaid interest with respect to any of the foregoing clauses (a)-(g) (including any penalties, fees and premiums (including make-whole premiums) and all prepayment premiums, breakage costs and other amounts that may become due as a result of the transactions contemplated hereby).

“Insurance Policies” has the meaning set forth in Section 3.20.

“Intellectual Property” means any and all intellectual property rights or similar proprietary rights throughout the world, including all (i) patents, patent applications and patent disclosures (including continuations, continuations-in-part, divisionals, reexaminations, reissues, extensions and equivalents of any of the foregoing); (ii) trademarks, service marks, trade dress, logos, internet domain names and registrations and applications for registration thereof together with all of the goodwill associated therewith; (iii) copyrights (registered or unregistered) and applications for registration thereof; and (iv) trade secrets, inventions (whether patentable or unpatentable and whether or not reduced to practice), confidential information and know-how.

“Interim Period” has the meaning set forth in Section 5.1.

“International Plan” means any Employee Benefit Plan that covers Service Providers located primarily outside of the United States.

“Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition (whether by loan, contribution of capital, exchange or otherwise) by such Person of any note, obligation, instrument, unit, security or other ownership interest (including partnership interest and joint venture interest) of any other Person and (ii) any capital contribution by such Person to any other Person.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, owned by any Company Entity or licensed or leased by any Company Entity pursuant to written agreement (excluding any public networks).

“Key Employee” means an employee of any of the Company Entities whose annual base compensation is $225,000 or more or who has the title of Vice President or above.

“Knowledge” means (i) in the case of the Company, the actual knowledge, as of the date hereof, of each Person set forth on Schedule V, and (ii) in the case of Buyer or Merger Sub, the actual knowledge, as of the date hereof, of Joseph LaPlume, Matthew Daniel, or Todd Engle.

“Latest Balance Sheet” has the meaning set forth in Section 3.5(a).

“Law” means all laws, statutes, rules, regulations, ordinances, pronouncements, injunctions, judgments, rulings or other similar requirements having the effect of law of, or issued enacted, adopted, promulgated or applied by, any Governmental Authority.

“Leased Real Property” means all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other material interests in real property held by any of the Company Entities pursuant to any lease, sublease, license, concession or other occupancy agreement.

“Letter of Transmittal” has the meaning set forth in Section 1.9(a).

“Liabilities” has the meaning set forth in Section 3.5(b).

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, easement, charge, lease, sublease, license or other adverse claim of any kind in respect of any property or asset, including any restriction on the right to vote, sell or otherwise dispose of any capital stock or other voting or equity interest or any restriction on the exercise of any attributes of ownership.

“Lookback Date” means January 1, 2018.

“Losses” means actual out-of-pocket losses, liabilities, damages or expenses (including reasonable attorneys’ fees and disbursements).

“Material Leases” means all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Company Entity holds any Leased Real Property and for which the annual rent obligation exceeds $150,000.

“Material Permits” has the meaning set forth in Section 3.14(b).

“Merger” has the meaning set forth in Section 1.1.

“Merger Sub” has the meaning set forth in the preamble.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” means the result (whether positive or negative) of (i) the sum of the Company Entities’ current asset accounts set forth on Schedule II determined on a consolidated basis in accordance with the Accounting Principles minus (ii) the sum of the Company Entities’ current liability accounts set forth on the Schedule II determined on a consolidated basis in accordance with the Accounting Principles. Cash, Indebtedness, Sellers’ Transaction Expenses, all deferred non-income Tax assets and liabilities, and all income Tax assets and liabilities (whether current or deferred) will be excluded from the calculation of the Net Working Capital.

“Notice of Disagreement” has the meaning set forth in Section 1.12(d).

“OFAC” has the meaning set forth in Section 3.15(d).

“Order” means any order, judgment, injunction, decree, ruling, decision, determination, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Authority or arbitrator (whether public or private).

“Organizational Documents” means, with respect to any Person that is an entity, whether or not written, such Person’s organizational documents, including the certificate of organization, incorporation or partnership, bylaws, operating agreement or partnership agreement, joint venture and trust agreements, share certificates and any similar governing documents of any such Person.

“Outside Date” has the meaning set forth in Section 6.1(d).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements, servitudes and other interests and rights appurtenant thereto, owned by the Company Entities.

“Party” or “Parties” has the meaning set forth in the preamble.

“Paying Agent” means U.S. Bank, N.A., as the paying agent under the Paying Agent Agreement.

“Paying Agent Agreement” means the Paying Agent Agreement, substantially in the form attached hereto as Exhibit F, with such changes as reasonably requested by the Paying Agent, to be entered into at the Closing by Buyer, and the Paying Agent.

“Permit” means all licenses, memberships, registrations, certifications, accreditations, permits, bonds, franchises, approvals, authorizations, consents or orders of, notifications to or filings with any Governmental Authority, whether non-U.S., federal, state or local, any industry association or standards compliance organization or any other Person, but excluding Intellectual Property.

“Permitted Liens” means (i) any restriction on transfer arising under applicable securities Laws, (ii) Liens for Taxes or other governmental charges not yet due and payable as of the Closing Date or due but not delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings by any of the Company Entities (and for which adequate reserves have been made on the Company’s balance sheet in accordance with GAAP), (iii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations not yet due and payable, (iv) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (v) purchase money Liens and Liens securing rental payments under capital or operating lease arrangements or license arrangements, (vi) informational statements filed under the Uniform Commercial Code with respect to operational leases, (vii) Liens under the Credit Facility, (viii) Liens securing liabilities entered into in the ordinary course of business that are specifically reflected in the Financial Statements or the notes thereto or not incurred in connection with the borrowing of money, (ix) zoning, building code, conservation restriction and other land use regulations by Governmental Authorities that do not materially interfere with the present or contemplated use or occupancy of the assets affected or materially detract from the value of the assets affected, (x) non-exclusive licenses granted by any of the Company Entities in the ordinary course of business, (xi)  easements, servitudes, covenants, conditions, restrictions and other similar matters affecting title to any assets of the Company Entities and other title defects that do not materially impair the present or contemplated use or occupancy of such assets in the operation of the business of the Company Entities taken as a whole, (xii) Liens set forth in Schedule III, (xiii) all matters set forth with specificity on title policies or surveys relating to Owned Real Property made available to Buyer prior to the date of this Agreement, (xiv) Liens that will be released, waived or otherwise terminated in connection with the Closing, (xv) any Liens or restrictions on transfer set forth in this Agreement, (xvi) Liens created by or resulting from actions of Buyer, Merger Sub or any of their Affiliates or Representatives, (xvii) Liens of lessors, sublessors, or licensors arising under any lease arrangement or license, (xviii) with respect to securities, restrictions on transfer generally arising under federal or state securities Laws, and (xix) other Liens that are not and would not be reasonably expected to be material to the Company Entities, taken as a whole.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Authority.

“Post-Closing Tax Period” means a taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means a taxable period (or portion thereof) ending on or prior to the Closing Date (including, for purposes of clarity, the portion through the end of the Closing Date for any Straddle Period).

“Proceeding” means any action, suit, litigation, arbitration or mediation proceeding or prosecution (whether civil, criminal, administrative or appellate).

“Purchase Price Adjustment Escrow Account” has the meaning set forth in Section 1.13(b).

“Purchase Price Adjustment Escrow Deposit Amount” means $15,000,000.

“Purchase Price Adjustment Escrow Funds” means the amounts held in the Purchase Price Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof and less distributions thereof.

“Regulatory Approvals” has the meaning set forth in Section 5.8(c).

“Regulatory Laws” means all Laws applicable to the businesses of the Company Entities relating to the development, manufacture, production, handling, or quality of biologics and their components, including the U.S. Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.).

“Related Agreements” means each of the Escrow Agreement, the Paying Agent Agreement, the Rollover Agreements, the Support Agreements and each of the other documents, certificates and instruments to be delivered hereunder.

“Related Party” means with respect to any specified Person, (a) any Affiliate of such specified Person, (b) any Person who serves as a director, officer, general partner, managing member or in a similar capacity of such specified Person or any of its Affiliates and (c) any immediate family member of any Person described in clause (a) or (b).

“Remaining Purchase Price Adjustment Escrow Funds” has the meaning set forth in Section 1.12(g).

“Representative” means, with respect to any Person, any director, officer, manager, member, partner (whether limited or general), principal, attorney, employee, agent, advisor, consultant, accountant or any other Person acting in a representative capacity for such Person and, in the case of Buyer, any existing or potential financing source (including Lenders and co-investors).

“Rollover” has the meaning set forth in the Recitals.

“Rollover Agreement” has the meaning set forth in the Recitals.

“Rollover Amount” means the aggregate cash consideration that would have been payable with respect to Rollover Option Shares and Withheld Option Shares (each as defined in the Rollover Agreement) in connection with the Merger pursuant to the Distribution Schedule assuming each such Rollover Option Share and Withheld Option Share received the same cash proceeds hereunder as other shares of common stock of the Company.

“Rollover Holder” has the meaning set forth in the Recitals.

“Rollover Options” means the Company Options to be exchanged pursuant to the Rollover Agreements.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller Parties” means the Company Shareholders and their respective Affiliates (other than the Company Entities) and to the extent not inconsistent with the foregoing each of their and the Company Entities’ respective former, current or future Affiliates, officers, directors, employees, partners, members, direct or indirect equityholders, direct or indirect controlling or controlled Persons, Representatives, successors and permitted assigns.

“Sellers’ Counsel” has the meaning set forth in Section 7.2(g).

“Sellers’ Representative” has the meaning set forth in Section 7.2(a).

“Sellers’ Representative Expense Fund” has the meaning set forth in Section 7.2(e).

“Sellers’ Transaction Expenses” means without duplication, any fees, costs or expenses (including those of investment bankers, brokers, lawyers, accountants and other advisors) incurred by the Seller Parties (and, prior to the Closing, any of the Company Entities) for which any of the Company Entities are liable, in each case, in connection with the negotiation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the aggregate fees and expenses of the Company Entities relating to the transactions contemplated hereby owed to (a) Morgan Stanley & Co. LLC, (b) Kirkland & Ellis LLP, (c) Akin Gump Strauss Hauer & Feld LLP and (d) any fees and expenses payable to any Seller Party under the terms of any management, advisory or similar agreement (including as a result of the termination of such agreement) in effect as of the Closing; provided that in no event will “Sellers’ Transaction Expenses” include (i) any fees, expenses or other liabilities to the extent incurred by or at the written direction of Buyer in connection with obtaining the consent, agreement or other approval of any Governmental Authority in connection with the transactions contemplated by this Agreement, (ii) any Tax gross-up payable in connection with Company Options (which amounts are addressed in the definition of Indebtedness), or (iii) any other liability or obligation incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the transactions contemplated by this Agreement

(including any fees payable to any financing institution or the Company’s accountants on behalf of Buyer or its Affiliates). Notwithstanding the foregoing, “Sellers’ Transaction Expenses” will exclude all costs, fees and expenses and payment obligations to the extent included in Closing Indebtedness or Closing Net Working Capital.

“Service Provider” means any director, officer, employee or individual independent contractor of any Company Entity.

“Specified Current Taxes” shall mean, as of immediately prior to the Closing, the aggregate amount of (A) any unpaid income Tax liabilities of each Company Entity for a Pre-Closing Tax Period that includes the Closing Date and any Pre-Closing Tax Period ending in 2020, in each case, in respect of which Tax Returns have not yet been filed, and (B) any unsatisfied liabilities of any Company Entity for any payroll Tax in respect of a Pre-Closing Tax Period, the payment of which has been delayed beyond the Closing Date pursuant to Section 2302 of the CARES Act. The amount of any Taxes for any Straddle Period that are included in Specified Current Taxes shall be determined by applying the methodology set forth in Section 5.13(b). Specified Current Taxes shall be calculated (i) in accordance with past practice (including reporting positions, elections, jurisdictions, and accounting methods) of each Company Entity in preparing its Tax Returns; (ii) by not taking into account any reserves or liabilities with respect to uncertain Tax positions; (iii) by excluding any deferred Tax liabilities; (iv) by excluding the Tax impact of any transactions occurring on the Closing Date after the Closing outside the ordinary course of business and not expressly contemplated by this Agreement; and (v) by excluding any Tax impact from the manner in which Buyer finances the transactions. For the avoidance of doubt, (x) net operating losses, Transaction Tax Deductions and other Tax assets of each Company Entity will be taken into account in the determination of Specified Current Taxes only to the extent they would actually reduce (but not below zero) the amount of the Taxes owed by such Company Entity with respect to a Pre-Closing Tax Period, (y) in no event shall Specified Current Taxes with respect to each Company Entity be a negative number, and (z) Specified Current Taxes with respect to each Company Entity shall include (i) any income Taxes arising out of or resulting from any inclusion under Section 951 or Section 951A of the Code (or any similar or corresponding provision of state or local law) in respect of any “foreign corporation” owned (directly or indirectly) by any Company Entity to the extent such inclusion results (as determined using an interim closing of the books method) from any transactions or ownership of assets occurring in a Pre-Closing Tax Period; (ii) any Taxes resulting from the Redemption Transaction and (iii) any unpaid installment of any Company Entity under Section 965(h) of the Code.

“Specified Trademarks” means the trademarks owned by any of the Company Entities and identified in Schedule IV.

“Straddle Period” has the meaning set forth in Section 5.13(b).

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons is deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons is allocated a majority of partnership, limited liability company or other business entity gains or losses or is or controls the managing director or general partner of such partnership, limited liability company or other business entity.

“Support Agreements” has the meaning set forth in the Recitals.

“Surviving Company” has the meaning set forth in the Recitals.

“Target Net Working Capital” means $11,000,000.

“Tax” or “Taxes” means any federal, state, local or non-U.S. income, gross receipts, capital stock, license, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall, profits, environmental, customs, duties, franchise, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax or other governmental fee, assessment or charge in the nature of a tax, and including any interest, penalties or additions thereto or additional amounts in respect of the foregoing.

“Tax Matter” means any audit, examination, contest, assessment, notice of Tax deficiency, claim for refund, Proceeding or other adjustment of Taxes of or relating to any Tax of any of the Company Entities with respect to a Pre-Closing Tax Period.

“Tax Return” means any declaration, disclosure, estimate, return, report, information statement, claim for refund, schedule or other filing (including any related or supporting information) with respect to Taxes, including any amendment thereof.

“Taxing Authority” means the United States Internal Revenue Service and any other Governmental Authority (and any subdivision, agency or authority thereof) responsible for the administration, collection or imposition of any Tax.

“Title IV Plan” means any employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, other than a Multiemployer Plan.

“Top Customer” has the meaning set forth in Section 3.21.

“Top Supplier” has the meaning set forth in Section 3.21.

“Transaction Tax Deductions” means, without duplication and regardless of by whom or when paid but only to the extent economically borne by the Seller Parties and relating to a Pre-Closing Tax Period, the aggregate amount of the following income Tax deductions to the extent “more likely than not” deductible (or deductible at a higher level of confidence): (a) any and all stay bonuses, sale bonuses, change in control payments, retention payments, payments to holders of Company Options with respect to their Company Options and any Tax gross-up payments in connection therewith, or similar payments made or to be made by any Company Entity in connection with or resulting from the Closing, including the employer portion of any employment Taxes, (b) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments deductible by any Company Entity as a result of the payment of the Final Closing Indebtedness in connection with the Closing, and (c) all fees, costs and expenses incurred by the Company Entities in connection with or incident to this Agreement and the transactions contemplated hereby, including, any such legal, accounting and investment banking fees, costs and expenses. The parties shall apply the seventy percent (70%) safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of income Tax deductions relating to any success-based fees for purposes of clause (c) above to the extent such Revenue Procedure applies.

“Unpaid Sellers’ Transaction Expenses” means the amount of Sellers’ Transaction Expenses that are unpaid as of the Adjustment Calculation Time.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended, or any similar non-U.S., state or local law, regulation or ordinance.

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.

BUYER:

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ Joseph W. LaPlume
	Name:	Joseph W. LaPlume
	Title:	Corporate Executive Vice President

MERGER SUB:

MEMPHIS MERGER SUB, INC.

By:	/s/ Joseph W. LaPlume
	Name:	Joseph W. LaPlume
	Title:	President

 Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.

COMPANY:

COGNATE BIOSERVICES, INC.

By:	/s/ J. Kelly Ganjei
	Name:	J. Kelly Ganjei
	Title:	President and Chief Executive Officer

SELLERS’ REPRESENTATIVE:

Mercury Fund 2 Holdco LLC

By:	/s/ Petri Vainio
	Name:	Petri Vainio
	Title:	President and Chief Executive officer

Signature Page to Agreement and Plan of Merger